FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of December 31, 2017.

Item 1

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

INDEX

Financial statements for the fiscal year ended December 31, 2017 presented in comparative form.

BALANCE SHEETS AS OF

DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

Stated in thousands of pesos

	12.31.17	12.31.16
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	7,977,088	14,176,412
Due from banks and correspondents	29,614,186	33,894,586

Argentine Central Bank (BCRA)	28,091,018	31,230,217
Other local	694	694
Foreign	1,522,474	2,663,675

	37,591,274	48,070,998

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	15,296,342	4,274,229
Holdings booked at amortized cost (Exhibit A)	1,593,204	904,089
Instruments issued by the BCRA (Exhibit A)	16,663,140	7,375,103
Investments in listed private securities (Exhibit A)	1,747	49

Less: Allowances (Exhibit J)	225	213

	33,554,208	12,553,257

C. LOANS:
To government sector (Exhibits B, C and D)	218	98,819

To financial sector (Exhibits B, C and D)	8,484,038	3,703,085

Interfinancial – (Call granted)	720,871	725,585
Other financing to local financial institutions	7,353,247	2,762,202
Interest and foreign currency exchange differences accrued and pending collection	409,920	215,298

To non financial private sector and residents abroad (Exhibits B, C and D)	117,453,611	73,751,889

Overdraft	11,408,785	9,546,565
Discounted instruments	18,422,745	10,896,722
Real estate mortgage	4,274,738	1,889,443
Collateral Loans	2,045,252	2,916,652
Consumer	16,318,544	9,368,939
Credit cards	30,005,934	22,520,843
Other (Note 5.a.)	33,931,769	15,838,284
Interest and foreign currency exchange differences accrued and pending collection	1,639,513	1,103,787
Less: Interest documented together with main obligation	593,669	329,346

Less: Allowances (Exhibit J)	2,232,310	1,573,590

	123,705,557	75,980,203

Carried Forward	194,851,039	136,604,458

(Cont.)

	12.31.17	12-31-16
Brought forward	194,851,039	136,604,458

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,457,026	928,612
Amounts receivable for spot and forward sales to be settled	7,993,655	204,296
Instruments to be received for spot and forward purchases to be settled (Note 12) (Exhibit O)	2,741,139	485,109
Unlisted corporate bonds (Exhibits B, C and D)	292,352	325,925
Non-deliverable forward transactions balances to be settled (Note 12)	114,610	35,894
Other receivables not covered by debtor classification regulations	3,309	12,156
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	614,567	409,395

Less: Allowances (Exhibit J)	5,277	5,074

	13,211,381	2,396,313

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,277,375	1,968,270
Interest accrued pending collection (Exhibits B, C and D)	30,719	24,645

Less: Allowances (Exhibit J)	34,329	27,187

	2,273,765	1,965,728

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	938,448	924,382
Other (Note 5.b.) (Exhibit E)	746,889	410,171

Less: Allowances (Exhibit J)	5	5

	1,685,332	1,334,548

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	7,040	—
Other (Note 5.c.)	4,314,796	2,997,513
Other interest accrued and pending collection	32,883	1,219

Less: Allowances (Exhibit J)	763,677	614,105

	3,591,042	2,384,627

H. PREMISES AND EQUIPMENT (Exhibit F):	4,228,792	3,182,727

I. OTHER ASSETS (Exhibit F):	873,117	878,104

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	3,117	3,476
Organization and development expenses	431,096	312,161

	434,213	315,637

K. SUSPENSE ITEMS:	16,936	11,229

TOTAL ASSETS:	221,165,617	149,073,371

(Cont.)

	12.31.17	12.31.16
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,042,016	2,640,909

Financial sector	187,122	247,891

Non financial private sector and residents abroad	152,733,595	111,763,305

Checking accounts	24,210,176	19,896,819
Savings deposits	79,047,493	42,591,055
Time deposits	44,071,871	35,133,599
Investments accounts	—	85,194
Other	4,563,017	13,429,450
Interest and foreign currency exchange differences accrued payable	841,038	627,188

	153,962,733	114,652,105

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	8,482	31,970

Other	8,482	31,970

Banks and International Institutions (Exhibit I)	295,702	636,153
Unsubordinated corporate bonds (Exhibit I)	2,023,178	1,746,166
Amounts payable for spot and forward purchases to be settled	2,374,957	325,111
Instruments to be delivered for spot and forward sales to be settled (Note 12) (Exhibit O)	13,648,960	402,153
Financing received from Argentine financial institutions (Exhibit I)	257,991	—

Other financing from local financial institutions	257,600	—
Interest accrued payable	391	—
Non-deliverable forward transactions balances to be settled (Note 12)	164,303	6,354
Other (Note 5.d.) (Exhibit I)	13,274,419	8,782,285
Interest and foreign currency exchange differences accrued payable (Exhibit I)	49,536	59,948

	32,097,528	11,990,140

N. OTHER LIABILITIES:
Other (Note 5.e.)	6,257,139	4,584,690

	6,257,139	4,584,690

O. PROVISIONS (Exhibit J):	2,712,671	1,342,954

P. SUSPENSE ITEMS:	78,998	43,447

TOTAL LIABILITIES:	195,109,069	132,613,336

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	26,056,548	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	221,165,617	149,073,371

(Cont.)

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
DEBIT ACCOUNTS

Contingent
Guaranties received	31,751,505	22,489,359
Contra contingent debit accounts	1,678,809	1,104,103

	33,430,314	23,593,462

Control
Receivables classified as irrecoverable	838,255	826,967
Other (Note 5.f.)	342,702,435	232,449,657
Contra control debit accounts	2,416,398	1,686,184

	345,957,088	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	12,671,490	2,623,708
Interest rate swap (Note 12)	4,376,498	2,251,362
Contra derivatives debit accounts	12,592,256	3,186,904

	29,640,244	8,061,974

TOTAL	409,027,646	266,618,244

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	772,541	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	398,063	264,058
Other guaranties given non covered by debtor classification regulations	48,999	87,776
Other covered by debtor classification regulations (Exhibits B, C and D)	459,206	348,027
Contra contingent credit accounts	31,751,505	22,489,359

	33,430,314	23,593,462

Control
Items to be credited	1,903,910	1,436,763
Other	512,488	249,421
Contra control credit accounts	343,540,690	233,276,624

	345,957,088	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	12,592,256	3,186,904
Contra credit derivatives accounts	17,047,988	4,875,070

	29,640,244	8,061,974

TOTAL	409,027,646	266,618,244

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
A. FINANCIAL INCOME
Cash and due from banks	1	—
Interest on loans to the financial sector	1.207.649	634.541
Interest on overdraft	3.081.847	3.416.893
Interest on discounted instruments	2.198.153	2.065.673
Interest on real estate mortgage	384.813	395.024
Interest on collateral loans	559.740	607.838
Interest on credit card loans	4.260.339	4.021.446
Interest on other loans	5.468.599	4.062.873
Interest on other receivables from financial transactions	5.662	830
Interest on financial leases	418.079	422.605
Income from secured loans - Decree 1387/01	1.081	36.430
Income from government and private securities	3.256.714	4.002.298
Indexation by benchmark stabilization coefficient (CER)	557.072	576.363
Gold and foreign currency exchange difference	2.097.868	1.395.275
Other	891.824	528.964

	24.389.441	22.167.053

B. FINANCIAL EXPENSES
Interest on checking accounts	529.512	—
Interest on savings deposits	34.817	33.505
Interest on time deposits	6.121.534	7.665.489
Interest on interfinancial financing (call borrowed)	21.213	40.891
Interest on other financing from financial institutions	318	986
Interest on other liabilities from financial transactions	453.124	528.978
Other interest	1.240	3.916
Indexation by CER	40.850	444
Contribution to the deposit guarantee fund (Note 9)	213.680	240.360
Other	1.657.290	1.456.631

	9.073.578	9.971.200

GROSS INTERMEDIATION MARGIN - GAIN	15.315.863	12.195.853

C. ALLOWANCES FOR LOAN LOSSES	1.498.112	1.023.044

Carried Forward	13.817.751	11.172.809

(Cont.)

	12.31.17	12.31.16
Brought forward	13,817,751	11,172,809

D. SERVICE CHARGE INCOME
Related to lending transactions	3,475,177	3,354,812
Related to liability transactions	3,872,328	2,580,942
Other commissions	379,639	292,598
Other (Note 5.g.)	1,905,614	1,422,327

	9,632,758	7,650,679

E. SERVICE CHARGE EXPENSES
Commissions	4,277,651	3,011,330
Other (Note 5.h)	1,181,075	859,422

	5,458,726	3,870,752

F. ADMINISTRATIVE EXPENSES
Payroll expenses	7,009,265	5,490,100
Fees to bank Directors and Supervisory Committee	9,013	7,851
Others profesional Fees	197,217	125,380
Advertising and publicity	404,691	372,982
Taxes	1,168,579	896,229
Fixed assets depreciation (Exhibit F)	470,047	245,584
Organizational expenses amortization (Exhibit G)	117,017	78,326
Other operating expenses	1,607,487	1,279,660
Others	1,379,469	930,133

	12,362,785	9,426,245

NET GAIN FROM FINANCIAL TRANSACTIONS	5,628,998	5,526,491

G. OTHER INCOME
Income from long-term investments	773,377	450,703
Punitive interests	39,002	37,213
Loans recovered and reversals of allowances	401,084	229,164
Other (Note 5.i.)	1,746,694	688,442

	2,960,157	1,405,522

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	492	1,701
Charge for uncollectibility of other receivables and other allowances	1,770,352	869,265
Amortization of difference arising from judicial resolutions	11,743	7,923
Depreciation and losses from miscellaneous assets	285	329
Amortization of Goodwill (Exhibit G)	359	120
Other (Note 5.j.)	986,659	170,703

	2,769,890	1,050,041

NET GAIN BEFORE INCOME TAX	5,819,265	5,881,972

I. INCOME TAX (Note 3)	1,941,000	2,238,300

NET INCOME FOR THE FISCAL YEAR (Note 2.3.t))	3,878,265	3,643,672

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	2017							2016
		Non capitalized
	Capital	contributions	Adjustments to stockholders’	Cummulative
	Stock	Issuance	equity	results		Retained
MOVEMENTS	(1)	premiums	(2)	Legal	Other	earnings	TOTAL	TOTAL
1. Balance at beginning of fiscal year	536.878	182.511	312.979	3.298.517	8.485.478	3.643.672	16.460.035	13.716.363

2. Stockholders’ Meeting held on March 30, 2017 and April 26, 2016
- Dividends paid in cash	—	—	—	—	—	(911.000)	(911.000)	(900.000)
- Legal Reserve	—	—	—	728.734	—	(728.734)	—	—
- Voluntary reserve for future distributions of income	—	—	—	—	2.003.938	(2.003.938)	—	—
3. Subscription of shares approved by Suscripción Stockholders’ Meeting held on June 13, 2017 (3)	75.782	6.553.466	—	—	—	—	6.629.248	—
4. Net income for the year	—	—	—	—	—	3.878.265	3.878.265	3.643.672

5. Balance at the end of the year	612.660	6.735.977	312.979	4.027.251	10.489.416	3.878.265	26.056.548	16.460.035

(1)	Exhibit K.
(2)	Adjustments to stockolders’ equity refer to Adjustment to Capital Stock.
(3)	See Note 1.2.

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	49,775,998 (1)	28,459,917 (1)
Cash and cash equivelents at the end of the fiscal year	40,723,274 (1)	49,775,998 (1)

(Net Decrease) / net increase in cash and cash equivelents	(9,052,724)	21,316,081

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net (payments) / collections from:
-Government and private securities	(8,279,391)	5,755,840
- Loans	(28,598,200)	(5,913,831)

to financial sector	(1,951,682)	(347,670)
to non-financial public sector	99,754	37
to non-financial private sector and residents abroad	(26,746,272)	(5,566,198)
- Other receivables from financial transactions	(10,817,984)	(249,332)
- Receivables from financial leases	110,042	368,565
- Deposits	32,370,235	28,398,930

to financial sector	(60,769)	153,248
to non-financial public sector	(1,575,294)	(510,870)
to non-financial private sector and residents abroad	34,006,298	28,756,552
- Other liabilities from financial transactions	10,596,694	(35,316)

Financing from financial or interfinancial sector (call borrowed)	236,387	(43,000)
Others (except liabilities included in Financing Activities)	10,360,307	7,684
Collections related to service charge income	9,641,336	7,653,163
Payments related to service charge expense	(5,458,679)	(3,859,183)
Administrative expenses paid	(10,346,433)	(8,820,901)
Organizational and development expenses paid	(160,036)	(161,812)
Net (payments)/collections from punitive interest	(492)	35,512
Differences from judicial resolutions paid	(11,743)	(7,923)
Collections of dividends from other companies	422,593	466,396
Other generated by collections related to other income and expenses	594,067	697,137
Net payments related to other operating activities	(4,286,860)	—
Payment of income tax	(302,302)	(1,555,279)

Net cash flows (used in) / generated by operating activities	(14,527,153)	22,771,966

Investment activities

Net payments from premises and equipment	(770,045)	(408,972)
Net payments from other assets	(849,055)	(1,295,166)
Payments for purchases of investments in other companies	—	(53,040)
Other payments from investments activities	—	(748,293)

Net cash flows used in investment activities	(1,619,100)	(2,505,471)

Financing activities

Net payments from:
- Unsubordinated corporate bonds	(65,070)	12,142
- Argentine Central Bank	(23,333)	(16,884)

Other	(23,333)	(16,884)
- Banks and international agencies	(340,451)	(790,629)
Capital contributions	6,629,248	—
Payments of dividends	(911,000)	(1,300,000)
Other payments related to financing activities	—	(111,830)

Net cash flows generated by / (used in) financing activities	5,289,394	(2,207,201)

Effect of exchange rate changes on cash and cash equivalents	1,804,135	3,256,787

(Net decrease) / net increase in cash and cash equivalents	(9,052,724)	21,316,081

(1)	See Notes 2.2 and 16 to the separate financial statements.

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés”, the “Bank” or the “Entity”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

Since December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 66.55% of its capital stock as of December 31, 2017.

Part of the Bank’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2	Capital stock

As of December 31, 2017 and December 31, 2016 the capital stock amounts to 612,659,638 and 536,877,850 respectively.

The Shareholders’ meeting dated June 13, 2017 approved the increase in capital stock by up to pesos 145,000,000 in par value through the issuance of 145,000,000 ordinary shares entitled to one vote and a value of $ 1 per share delegating to the Board of Directors the powers necessary to consummate such capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 ordinary shares with par value of $1 per share was approved with a subscription price of US$ 5.28 per share and US$ 15.85 per each American Depositary Share (ADS), computing the benchmark exchange rate published by the BCRA as of that date ($ 17.0267) for purposes of their payment in pesos. The shares subscribed were paid on July 24, 2017.

In accordance with the terms of the Share Subscription Agreement, the International Dealers exercised the option to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) on July 26, 2017 at the same issue price. These shares were paid on July 31, 2017 by computing the above-mentioned benchmark exchange rate.

The Entity allocated the funds coming from the global offer and the exercise of the preferential subscription rights to continue with its growth strategy in the Argentine financial market.

1.3	Registration with National Securities Commission (CNV) as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 issued on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was registered as Mutual Funds’ Custodian Agent, under Nr. 4 and as a “Settlement and Clearing Agent – Comprehensive”, under Nr. 42.

1.4	Responsibility of stockholders

BBVA Francés is a corporation established under the Argentine laws, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with General Law of Companies (Law Nr. 19,550). As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES FOR SEPARATE FINANCIAL STATEMENTS

The separate financial statements arise from the accounting books of the Bank and have been prepared in accordance with the rules issued by the Central Bank of Argentina (hereinafter referred to as “BCRA”), which include the provisions informed to the Entity through Resolutions Nr. 118/2003, Nr 371/2004 and Memorandum Nr. 6/2017 of the BCRA, issued by the regulator in its capacity as issuer of accounting standards (hereinafter collectively referred to as “accounting standards established by the BCRA”).

2.1	Unit of measurement

In accordance with Decree Nr. 664/03 issued by the Federal Executive, Resolution Nr. 441 issued by the CNV and Communication “A” 3921 of the BCRA, the Bank discontinued the application of the method to restate its financial statements as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution Nr. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) (modified by Technical Resolution Nr. 39) which prescribes the accounting recognition of the effects of inflation when the country’s economic environment exhibits certain features. If the restatement of financial statements into constant currency became mandatory, the adjustment is to be applied by taking as a basis the last date when the Entity adjusted its financial statements to reflect the effects of inflation.

As of December 31, 2017, the features determined by Argentina’s professional accounting standards were not observed and, therefore, these financial statements have not been restated into constant currency.

2.2	Comparative information

Pursuant to Communication “A” 4667 issued by the BCRA, the financial statements include comparative information with the financial statements as of December 31, 2016.

For comparative purposes, the statement of cash and cash equivalents flow for the fiscal year ended December 31, 2016 was modified to adapt the presentation to the requirements set forth in the accounting standards established by the BCRA of certain cash flows used in operating activities previously classified as financing and investment activities, in addition to segregation of effect of exchange rate changes on cash holdings, as detailed below:

	12.31.16	Adjustments - Modification	12.31.16 Modified
Net cash flows generated by operating activities	27.584.032	(4.812.066)	22.771.966
Net cash flows used in investment activities	(2.505.471)	—	(2.505.471)
Net cash flows used in financing activities	(3.762.480)	1.555.279	(2.207.201)
Effect of exchange rate changes on cash and cash equivalents	—	3.256.787	3.256.787

Net increase in cash and cash equivelents	21.316.081	—	21.316.081

The modification of the comparative information does not imply changes in the decisions made based on it.

2.3	Valuation criteria

The main valuation criteria used in the preparation of the financial statements are as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2017 and 2016, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year, respectively. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and corporate securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2017 and 2016. Differences in listed prices were credited/charged to income for each fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2017 and 2016, these were valued using the amount of initial recognition, plus interest accrued using the internal rate of return.

•	Investments in listed corporate securities representative of equity: they were valued based on current listed prices as of December 31, 2017 and 2016. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of December 31, 2016, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by the BCRA and the book value in accordance with the provisions in the BCRA’s Communication “A” 5180. They were totally canceled at maturity.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2017 and 2016, the following receivables and payables have been adjusted to the CER as follows:

•	Federal Government Secured Loans: as of December 31, 2016, they have been adjusted pursuant to Resolution 50/2002 issued by the Argentine Ministry of Economy, which resolved that the CER for 10 (ten) working days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds maturing in 2020: they have been adjusted pursuant to Resolution 539/2002 issued by the Argentine Ministry of Economy, which resolved that the CER for 5 (five) working days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	National Treasury Bonds maturing in 2020 and 2021: they have been adjusted as per the CER reported by the BCRA, for 10 (ten) working days prior to the maturity of the related interest or capital repayment service.

•	Loans and deposits of Units of Purchasing Value (UVA) adjusted by CER: they have been adjusted according to the value of the UVA published by the BCRA at the end of the year.

•	Deposits and other assets and liabilities: when applicable, the CER for the day of the end of the period/year was applied.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions covered by debtor classification regulations, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemental by the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate published by the BCRA for each currency determined on the last business day of each year.

•	Securities: holdings of government and corporate securities and instruments issued by BCRA at fair value and at amortized cost, were valued according to the method described in 2.3.b) as of December 31, 2017 and 2016.

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2017 and December 31, 2016.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2017 and 2016.

j)	Receivables from financial leases:

As of December 31, 2017 and 2016, they were valued at the present value of the sum of the periodical installments and the residual value previously established, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Volkswagen Financial Services Compañía Financiera S.A. and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of each fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and voting rights of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

•	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Prisma Medios de Pago S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

•	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of each fiscal year.

•	S.W.I.F.T. S.C.R.L.: valued at acquisition cost.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

m)	Intangible assets:

•	Organization and development expenses: were valued at cost less accumulated amortization calculated in proportion to the months of estimated useful life.

•	Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the equity according to the books of Volkswagen Financial Services Compañía Financiera S.A., at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months.

n)	Derivatives (see Note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of December 31, 2017 and 2016, the repos whose underlying assets are not subject to the volatilities published by the BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

ñ) Severance payments:

The Bank imputes to results the expenses employee termination at the moment of its payment.

o) Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued at the end of each fiscal year.

p) Allowance for other contingencies:

Except as indicated in Note 3 below, in relation to the provision for contingencies required by BCRA through Memorandum Nr. 6/2017, contingency provisions comprise the amounts estimated to cover probable contingencies that, if they occur, would result in a loss for the Entity.

In the case of actions initiated by Consumer Associations for indeterminate amounts related to the collection of certain financial charges, the Entity and its legal advisors have carried out an analysis of said claims, and have responded by rejecting the arguments put forward by said associations, based In the illegitimacy of the claims, the applicable regulations, as well as the terms of prescription in force at the date of filing of the claims. On the basis of this assessment, no material adverse effects are expected in this regard.

q)	Stockholders’ equity accounts:

They are restated as explained in Note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders Equity – Adjustment to Capital Stock” account.

r)	Income Statement Accounts:

•	As of December 31, 2017 and 2016, accounts accruing monetary transactions: financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc. were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 2.1.

•	Profit/Loss from investments in subsidiaries was computed based on such companies’ income statement adjusted as explained in Note 2.1.

s)	Income tax and Minimum Presumed Income Tax:

•	Income tax

Income tax is recognized by application of the deferred tax method. Pursuant to this method, in addition to the provision for the tax that has been determined as payable for the fiscal year, a deferred tax asset is recognized to reflect the future fiscal effect of the tax loss carryforwards and the temporary differences that are deductible and that stem between the book value and the tax value of assets and liabilities to the extent that they are recoverable, net of deferred tax liabilities.

In this respect, the Entity received a note from the BCRA dated June 19, 2003, whereby it was notified that the criterion it had applied is not admitted by the accounting standards laid down by the regulatory authority. On June 26, 2003, and based on the opinion of its legal advisors, the Entity answered said note pointing out that in the Entity’s opinion, the Argentine Central Bank standards do not prevent the application of the deferred tax method. Resolution Nr. 118/03 of the BCRA’s Superintendency of Financial and Foreign Exchange received on October 7, 2003 confirmed the terms of the above-mentioned note and therefore, as from that date, the Entity raised a provision equivalent to the net balance of the deferred tax asset.

Note 3 to these financial statements provides details on current and deferred tax positions as of December 31, 2017 and December 31, 2016 as well as of the criteria applied to determine the income tax liability for the fiscal year ended on December 31, 2016.

•	Minimum Presumed Income Tax

Minimum Presumed Income Tax has been established for the fiscal years ended as from December 31, 1998 by Law Nr. 25,063 for a term of ten fiscal years. At present, after a number of successive term extensions, this tax shall be in force until December 31, 2019. Minimum Presumed Income Tax supplements Income Tax: whilst Income Tax is imposed on taxable income for a given fiscal year, Minimum Presumed Income Tax is a minimum levy imposed on the potential income yielded by certain productive assets at a rate of 1% in a manner such that the Entity’s tax liability will coincide with the higher of both tax charges. This law prescribes, in the case of entities governed by the Law of Financial Institutions, that 20% of their taxed assets after having deducted from those the assets defined as non-computable must be considered as taxable basis for the tax. This notwithstanding, if in a given fiscal year, Minimum Presumed Income Tax were to exceed Income tax, this excess may be computed as a partial payment towards total payment of any excess of Income Tax that might arise in any of the following ten fiscal years once tax loss carryforwards have run out.

As of December 31, 2017 and 2016, the Entity did not raise any provision for Minimum Presumed Income Tax because this tax did not exceed Income tax at the end of each year.

t)	Earning per share:

As of December 31, 2017, the Bank calculated the earning per share on the basis of 574,768,744 (which was calculated as the weighted average of the quantity of shares during the twelve months that make up the fiscal year) and as of December 31, 2016 on the basis of 536,877,850 ordinary shares, of $ 1 par value each. The net income for each fiscal year on those dates is as follows:

	12-31-2017	12-31-2016
Net income for the year	3,878,265	3,643,672
Earning per share for the year – (stated in pesos)	6.75	6.79

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during each year. Actual profit/loss may differ from such estimates.

3.	INCOME TAX

As of December 31, 2017 and 2016, the Entity has recognized a deferred tax asset, net equivalent to 701,500 and 556,100 respectively in “Other receivables – Other”, thus booking an allowance for an equivalent amount as of each date.

On December 29, 2017, Law Nr. 27,430 was enacted through Decree Nr 1112/2017 issued by the Argentine Executive Branch, which established changes to the tax regime and set a gradual reduction of the income tax rate, which shall be 30% for fiscal years beginning as from January 1, 2018 and up to December 31, 2019, while the rate shall be 25% for fiscal years beginning as from 2020. These changes in income tax rates have been considered to calculate the deferred tax as of December 31, 2017.

Deferred tax net assets as of December 31, 2017 and 2016 and the allowance recorded as per Resolution No. 118/03 issued by the BCRA are detailed below:

	12.31.2017	12.31.2016
Deferred tax asset	1,007,500	911,400
Deferred tax liabilities	(306,000)	(355,300)

Total deferred tax asset, net (Note 5.c))	701,500	556,100

Allowance as per Resolution Nr. 118/03 of the BCRA	(701,500)	(556,100)

The recognition of this allowance implies a departure from the professional accounting standards in force in Argentina (See Note 4.b)).

Besides, the current tax assessed at December 31, 2017 and 2016 amounts to 1,941,000 and 2,238,300 respectively and it is recognized in “Income tax” in the Statement of Income with the counter-balancing entry being under “Other Liabilities – Income Tax payable” net of advances for 594,130 and 1,172,128, respectively.

•	Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016

On May 10, 2017, on the basis of related legal precedents, the Entity approved the filing of a petition for the courts to declare Section 39 of Law Nr. 24,073, Section 4 of Law Nr. 25,561 and Section 5 of the Argentine Executive Branch’s Decree Nr. 214/02 as well as all other provisions prohibiting the applicability of the inflation adjustment mechanism prescribed by Law Nr. 20,628, as amended, to be unconstitutional in the light of the confiscatory effect that these provisions entail in this specific case. The Entity therefore filed its Income tax return for fiscal 2016 having applied restatement mechanisms in its preparation.

The net impact of this measure is an adjustment for purposes of Income Tax determined in connection with the fiscal year ended on December 31, 2016 for 1,185,800 booked in “Other Income – Other” as of December 31, 2017 (See Note 5.i)).

Pursuant to Memorandum Nr. 6/2017 dated May 29, 2017, the BCRA, in its capacity as issuer of accounting standards, requested the Entity to book a provision for contingencies in the relevant caption under Liabilities equivalent to the income booked on the following grounds: “the re-calculation of income tax by application of the inflation adjustment is not contemplated by the BCRA’s accounting standards” without judging the decisions made by the Entity’s corporate governance bodies or the rights to which the Entity could be entitled in the action filed.

In response to this Memorandum, the Entity filed its respective defenses ratifying its position and providing the background information surrounding the accounting entry. This notwithstanding, the Entity posted the requested allowance specifically fulfilling the Argentine Central Bank’s request in “Provisions for other contingencies” – under Liabilities and in “Other expenses – Charge for uncollectibility of other receivables and other allowances” in the Statement of Income.

As a result of the evaluation conducted and on the basis of the opinion rendered by its legal and tax advisors, the Entity considers that the chances of obtaining at the ultimate judicial instance a court decision in support of a method to calculate income tax for this fiscal period that includes an adjustment recognizing the effects of inflation are much higher than a judgment that disallows such adjustment in view of the confiscation inherent in the tax rate derived from non-application of the inflation adjustment.

Therefore, the fact that the Entity has posted an entry consisting in a provision for contingencies in the manner requested by the BCRA results in a departure from the professional accounting standards in force in Argentina (See Note 4.a)).

•	Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

In connection with the fiscal years 2013, 2014 and 2015, the Entity determined income tax without applying the adjustment to recognize the effects of inflation for tax purposes, which led to the payment of excess taxes for 264,257, 647,945 and 555,002 in those periods.

On the basis of the arguments presented in the preceding paragraph, on November 19, 2015 a prior administrative claim for a repetition was filed with the administrative authorities in connection with the periods 2013 and 2014. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.

Besides, on April 4, 2017, a petition was filed for a repetition of the excess tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related complaint was filed with the court for that fiscal year.

As of the date of these financial statements, the tax authorities had not yet released a response to the motions lodged.

In compliance with professional accounting standards in force in Argentina, the Entity does not carry any assets in connection with the contingent assets stemming from the motions lodged.

4.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Entity has prepared these financial statements by application of the accounting standards laid down by the BCRA, which do not contemplate some of the valuation criteria that are an integral part of the Argentine Professional Accounting Standards.

The main differences between the accounting standards established by the BCRA and the Argentine Professional Accounting Standards are detailed below:

a)	Provisions for contingencies according to Memorandum Nr. 6/2017 of the BCRA:

As set forth in Note 3, the recognition of an provision for contingencies equivalent to the inflation adjustment for tax purposes applied in assessing income tax for fiscal 2016 is a departure from the Argentine professional accounting standards.

If Argentine Professional Accounting Standards are applied, the above-mentioned provision should be reversed, which would lead to an increase in income equivalent to 1,185,800 as of December 31, 2017.

b)	Allowance for deferred tax asset, net as per the BCRA’s Resolution Nr. 118/03:

In accordance with argentine professional accounting standards (Technical Resolution Nr. 7), and as detailed in Note 3 above, the Entity recognizes income tax by application of the deferred tax method recognizing the respective deferred tax asset in “Other receivables – Other” for 701,500 and 556,100 as of December 31, 2017 and 2016, respectively.

This notwithstanding, in compliance with Resolution Nr. 118/03 handed down by the BCRA’s Superintendency of Financial and Foreign Exchange, the Entity books an allowance equivalent to the total amount of the deferred tax asset recognized at the end of the period/fiscal year, which deviates from the argentine professional accounting standards.

If Argentine Professional Accounting Standards are applied, the above-mentioned provision should be reversed, which would lead to an increase in income equivalent to 145,400 and 309,800 as of December 31, 2017 and 2016, respectively.

c)	Consolidation of PSA Finance Argentina Compañía Financiera S.A.

The BCRA approved, through Resolution No. 371/2004, the consolidation of PSA Finance Argentina Compañía. Financiera S.A. for the purposes of complying with the Publication Regime established by the abovementioned regulatory entity. The application of this Resolution does not conform to the Argentine Professional Accounting Standards.

d)	Derivative financial instruments

As explained in Notes 2.3.n) and 12, at December 31, 2017 and 2016, the Entity recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA. If the Entity had booked them in the manner prescribed by Argentine Professional Accounting Standards, the Entity’s shareholders’ equity would have decreased by 40,881 and 33,966, as of December 31, 2017 and 2016, respectively. Besides, the effect on the income/(loss) for the years ended on December 31, 2017 and 2016 would have been 6,915 (loss) and 1,060 (income), respectively.

e)	Other differences with Argentine Professional Accounting Standards:

If Argentine Professional Accounting Standards were enforced in the manner detailed above, the value of “Investments in other companies” would rise by 141,994 and 92,654 as of December 31, 2017 and 2016, respectively, which would in turn entail an increase in income of 49,340 and 50,243 as of December 31, 2017 and 2016, respectively, in accordance with the following detail:

•	PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and Rombo Compañía Financiera S.A. determine income tax by application of the tax rate in force over the estimated taxable income without considering the effect of temporary differences between the book value of assets and liabilities and their taxable bases. In accordance with Argentine Professional Accounting Standards, a deferred tax asset should be recognized to the extent that the reversal of temporary differences results in a future decrease in the taxes assessed. In addition, unused tax loss carryforwards or tax credits that are not apt to be deducted from future taxable income should be recognized as deferred tax assets, to the extent their recovery is likely.

•	The commissions paid by PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A. to car dealerships for placement of lines of credit with companies and with the public in general for purchases and sales of cars which, according to the rules of the BCRA are written off as losses should be accrued during the effective term of the loans originated by such dealerships in the manner required by Argentine Professional Accounting Standards.

•	PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A. recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA, which differs from Argentine Professional Accounting Standards.

5.	BREAKDOWN OF MAIN CAPTIONS

The breakdown of the items included under “Other” captions which exceed 20% of the total amount of each account is as follows:

a)	LOANS

	12-31-2017	12-31-2016
Loans for prefinancing and export financing	23,147,427	8,486,700
Other fixed-rate financial loans	5,305,248	2,864,825
Loans granted under “credit lines for production and financial inclusion”	1,542,491	1,936,170
Corporate financial loans	1,295,420	—
Syndicated loans in US dollars	938,710	—
Loans to financial entities abroad	63,394	1,674,658
Other	1,639,079	875,931

Total	33,931,769	15,838,284

b)	INVESTMENTS IN OTHER COMPANIES

	12-31-2017	12-31-2016
In controlled companies -supplementary activities	410,201	268,871
In onon-controlled companies-supplementary activities	203,527	31,319
In other non-controlled companies- unlisted	133,161	109,981

Total	746,889	410,171

c)	OTHER RECEIVABLES

Guarantee deposits	1,475,728	1,120,490
Miscellaneous receivables	718,328	549,189
Prepayments	710,566	403,433
Deferred tax asset (Note 3)	701,500	556,100
Loans to personnel	594,306	174,371
Taxes credit balances	65,635	58,900
Advances to personnel	44,769	118,544
Other	3,964	16,486

Total	4,314,796	2,997,513

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

	12-31-2017	12-31-2016
Accounts payable for credit cards transactions	7,576,671	4,724,388
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	1,627,720	386.851
Collections and other operations for the account of third parties	1,613,729	1,569,700
Other withholdings and collections	1,503,831	1,319,998
Money orders payable	685,508	538,216
Pending Banelco debit transactions	199,946	147,393
Social security payment orders pending settlement	20,045	14,945
Other	46,969	80,794

Total	13,274,419	8,782,285

e)	OTHER LIABILITIES

Miscellaneous payables	2,395,333	1,245,451
Income tax payable (Note 3)	1,346,870	1,066,172
Accrued salaries and payroll taxes	1,215,425	960,551
Amounts collected in advance	827,850	947,619
Accrued taxes	469,798	361,477
Other	1,863	3,420

Total	6,257,139	4,584,690

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	160,354,241	100,663,423
Securities representative of investments in custody safekeeping on behalf of the “Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic”	132,498,391	101,831,865
Securities in custody common investment funds (Note 13.2)	31,533,051	16,665,210
Checks not yet credited	15,601,084	9,756,237
Collection items	1,528,432	1,264,327
Checks drawn on the Bank pending clearing	998,756	1,125,465
Cash in custody on behalf of the BCRA	—	920,400
Other	188,660	222,730

Total	342,702,435	232,449,657

g)	SERVICE CHARGE INCOME

	12-31-2017	12-31-2016
Commissions for hiring of insurances	654,570	632,550
Rental of safe-deposit boxes	340,940	245,319
Commissions on debit and credit cards	321,559	197,335
Commissions for loans and guaranties	163,237	35,219
Commissions for capital market transactions	55,466	36,930
Commissions for escrow accounts	49,811	48,037
Commissions for transportations of values	48,699	47,670
Other	271,332	179,267

Total	1,905,614	1,422,327

h)	SERVICE CHARGE EXPENSES

Turn-over tax	686,350	524,420
Debtor balance for life insurance	280,537	88,332
Insurance paid on lease transactions	198,311	199,843
Other	15,877	46,827

Total	1,181,075	859,422

i)	OTHER INCOME

Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016 (Note 3) (1)	1,185,800	—
Deferred income tax (1)	145,400	309,800
Income from the Credit Card Guarantee Fund	120,489	151,343
Tax recovery	79,722	39,945
Related parties expenses recovery	89,706	64,820
Other interest accrued	23,671	26,751
Utilities for payment orders	—	18,691
Other	101,906	77,092

Total	1,746,694	688,442

(1)	Offset against the same amount booked in “Other expenses – Charge for uncollectibility of other receivables and other allowances” pursuant to the provisions under Resolution Nr. 118/2003 and the Memorandum 6/2017 of the BCRA.

j)	OTHER EXPENSES

	12-31-2017	12-31-2016
Interest and fees	247,168	—
Insurance losses	130,323	33,540
Private health insurance for former employees	30,640	17,206
Donations	30,410	27,545
Turn-over tax	19,770	17,800
Expense from the Credit Card Guarantee Fund	3,541	6,049
Non-recoverable judicial fees	647	8,835
Other (1)	524,160	59,728

Total	986,659	170,703

(1)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to the Administración Federal de Ingresos Públicos (“AFIP”) that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22,016, the Entity would start applying the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Based on the consideration of certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Communication “A” 5689 as amended of the BCRA the Bank details below the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by BCRA, of which the Bank has been notified:

Administrative Proceedings commenced by the BCRA

•	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under Nr. 3511, File Nr. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4539, File Nr. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a commercial aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court Nr. 3, Criminal Division, of the City of Mar del Plata, under File Nr. 16.377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File Nr. 18.398/05 Summary Proceedings Nr. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that non-compliance with the provisions in Communication “A” 3471 would not currently be a case of application of the most favorable criminal law. Moreover, the Entity is waiting for an answer by the Court regarding the transfer of the requested court files.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4524, File Nr. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court Nr. 1, Criminal department of the city of Mendoza, File Nr. 23,461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Justice of Comodoro Rivadavia and Mar del Plata, to certify the causes that are said to be related in terms of procedural object, imputed and legal qualification. The Federal Justice of Comodoro Rivadavia answered the letter partially while the Federal Justice of Mar del Plata has not done so at the date of issuance of these financial statements.

•	“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under Nr. 5406, File Nr. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6684, File Nr. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, given that Communication “A” 5264, known as the “lifting of the restriction on foreign trade transactions”, released the payment of services abroad.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2017 and 2016, there are Bank’s assets, which are restricted as follows:

a)	The Entity allocated National Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 41,108 as of December 31, 2017 and Secured Bonds maturing in 2020 in the amount of 41,997 as of December 31, 2016, as collateral for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)	The Entity allocated National Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 7,830 as of December 31, 2017 and Secured Bonds maturing in 2020 in the amount of 45,717 as of December 31, 2016, as collateral for funding granted by the Bicentennial Fund.

c)	Also, the Entity has accounts, deposits and trusts allocated as collateral for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and lawsuits in the amount of 2,932,754 and 2,049,102, respectively.

d)	The Entity allocated National Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 227,946 as of December 31, 2016, as collateral required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and safekeeping of Bills.

8.	TRANSACTIONS WITH SUBSIDIARIES RELATED AND PARENT COMPANIES (SECTION 33 OF GENERAL COMPANIES LAW)

Balances as at December 31, 2017 and 2016, for transactions with subsidiaries, associates and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2017	2016	2017	2016	2017	2016
BBVA	819,552	404,352	448,435	272,941	38,006,903	22,899,657
BBV América S.L.	—	—	—	—	24,649,819	14,695,665
BBVA Francés Valores S.A.	52	12	116	215	81,764	23,057
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3	3	127	154	27,099	29,762
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	3,083	1,580	7,727	16,843	267,203	133,902
BBVA Consolidar Seguros S.A.	18,808	14,991	3,152	7,009	10,457	45,931
PSA Finance Argentina Compañía Financiera S.A.	1,334,974	694,416	96,729	6,107	790,672	271,001
Volkswagen Financial Services Compañía Financiera S.A.	3,808,298	1,014,120	20,152	32,847	—	—
Rombo Compañía Financiera S.A.	718,655	465,463	23,889	10,656	1,921,288	816,278

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law Nr. 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96, 1127/98 and Nr. 30/18 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the company “Seguros de Depósitos Sociedad Anónima” (“SEDESA”) for purposes of managing the Deposits Guarantee Fund (the DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

SEDESA was incorporated in August 1995 and the Bank holds a 9.1520 % interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions are required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of December 31, 2017 and 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2017 and 2016.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets totaled 167,724 and 152,337 as of December 31, 2017 and 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the establishment of a program (the “Program”) for the issuance and re-issuance of ordinary corporate bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption did not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the corporate bonds outstanding as of December 31, 2017 and 2016:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50 % per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08 % per annum	Quarterly

Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2,40% per annum	Quarterly

Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3,23% per annum	Quarterly

Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2,75% per annum	Quarterly

Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3,50% per annum	Quarterly

Class 23	12/27/2017	553,125	12/27/2019	Private Badlar + nominal 3,20% per annum	Quarterly

Class 24	12/27/2017	546,500	12/27/2020	Private Badlar + nominal 4,25% per annum	Quarterly

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 9, 11, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Classes 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement corporate bonds Class 8. The funds obtained from the issuance of Classes 23 and 24 have not been applied as of the date of issuance of these financial statements

As of December 31, 2017 2016, the outstanding principal and accrued interest amounts to 2,055,599 (in connection with Classes 18, 19, 20, 21, 22, 23 and 24 of the corporate bonds) and 1,798,353 (in connection with Classes 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2017:

a)	Interest rate swaps for 3,291,975 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 1,066,670 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.), recognizing a loss of 7,181 at year-end, recorded under “Other liabilities from financial transactions” as of December 31, 2017.

The estimated fair value of said instruments amounts to 59,448 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 4,358,645. The balances receivable for 763 is recorded under “Other Receivables from Financial Transactions – Non deliverable forward transactions balances to be settled”, while the balances payable for 19,330 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

b)	Interest rate swap for 17,853 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” by 17,853.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 12,671,490 and 12,592,256, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. The balances receivable for 113,847 is recorded under “Other Receivables from Financial Transactions - Non deliverable forward transactions balances to be settled”, while the balances payable for 144,973 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.2.).

During the fiscal year ended December 31, 2017, they have generated income amounting to 55,123, recorded under “Other receivables from financial transactions” as of December 31, 2017.

d)	Forward sales of BCRA Bills under repurchase agreements for 1,806,827 and Government Securities for 9,843,814, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”. Also included are two repurchase agreements entered into over Government securities denominated in US Dollars falling due in 2024 for 9,464,836 conducted in August and September 2017 with the Argentine Republic for a total of US$ 250,000,000.

These transactions have been valued in accordance with the criteria described in Note 2.3.g), recognizing the amount of 454,754 as income during the fiscal year, recorded under “Other receivables from financial transactions” as of December 31, 2017.

e)	Forward purchase transactions in connection with reverse repurchase agreements over the Argentine Central Bank’s bills and Government Securities in the amount of 296,630 and 21,080, respectively, which have been posted in the caption Other receivables from financial transactions – Securities to be received for spot purchases to be settled and in the forward modality”.

These transactions have been valued in accordance with the criteria described in Note 2.3.g), generating a loss of 122,479 at year-end, recorded under “Other liabilities from financial transactions” as of December 31, 2017.

II.	Transactions as of December 31, 2016:

a)	Interest rate swaps for 1,984,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.), recognizing the amount of 8,136 as income at year-end, recorded under “Other receivables from financial transactions” as of December 31, 2016.

The estimated fair value of said instruments amounts to 28,167 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 2,227,278. The balance receivable for 6,817 is booked as “Other receivables from financial transactions - Balances pending settlement from forward transactions without delivery of the underlying asset” whilst the balance payable for 1,018 is booked in “Other obligations from financial transactions- Balances pending settlement from forward transactions without delivery of the underlying asset”

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 24,084.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. The balance receivable, for 29,077 is booked in “Other receivables from financial transactions - Balances pending settlement from forward transactions without delivery of the underlying asset” whilst the balance payable, for 5,336 is booked in “Other obligations from financial transactions- Balances pending settlement from forward transactions without delivery of the underlying asset”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.2.). During the fiscal year ended December 31, 2016, they have generated income amounting to 221,078, recorded under “Other receivables from financial transactions” as of December 31, 2016.

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued pursuant to the descriptions in Note 2.3.g), recognizing the amount of 70,390 as income during the fiscal year, recorded under “Other receivables from financial transactions” as of December 31, 2016.

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued pursuant to the descriptions in Note 2.3.g), recognizing the amount of 141,395 as expense during the fiscal year, recorded under “Financial expenses - Other” as of December 31, 2016.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1    Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 24,000 and the minimum of liquid assets required by those rules would be 12,000. This amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2017 and 2016, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by the CNV.

13.2    The Bank’s operations as Mutual Funds’ Custodian Agent:

As of December 31, 2017 and 2016, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Bonos Argentina”, “FBA Renta Pesos”, “FBA Renta Fija Dólar”, “FBA Renta Fija Dólar Plus”, “FBA Calificado”, “FBA Acciones Argentinas”, “FBA Renta Mixta”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Renta Pesos Plus”, “FBA Horizonte Plus”, “FBA Bonos Globales”, “FBA Renta Fija Plus (ex FBA Commodities)”, “FBA Retorno Total II”, “FBA Bonos Latam”, “FBA Renta Pesos Plus” and “FBA Retorno Total I” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, treasury bills issued by the government of the City of Buenos Aires, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 31,533,051 and 16,665,210 all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITY AS OF
INVESTMENT FUND	12-31-2017	12-31-2016
FBA Ahorro Pesos	15,207,847	11,269,857
FBA Bonos Argentina	5,602,270	2,793,125
FBA Renta Pesos	4,965,075	2,609,965
FBA Renta Fija Dólar Plus	3,631,659	—
FBA Renta Fija Dólar	3,571,433	—
FBA Calificado	617,636	393,708
FBA Acciones Argentinas	615,530	35,594
FBA Renta Mixta	327,777	9,055
FBA Horizonte	317,162	252,402
FBA Renta Fija (Ex FBA Commodities)	237,710	—
FBA Acciones Latinoamericanas	193,867	101,400
FBA Horizonte Plus	78,972	—
FBA Retorno Total II	34,524	—
FBA Bonos Latam	32,541	—
FBA Renta Pesos Plus	11,894	10,083
FBA Retorno Total I	9,104	—
FBA Bonos Globales	6,837	282

Total	35,461,838	17,475,471

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of B.C.R.A., the next Shareholders’ Meeting must appropriate the amount of 775,653 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with the provisions of current regulations on “ Distribution of results” of the Argentine Central Bank , for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange Institutions of BCRA, in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for compliance with the minimum cash requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2017 and December 31, 2016:

	12-31-17	12-31-16
COMPUTABLE COMPLIANCE IN PESOS

BCRA Account	13,133,158	12,233,321
Special Guarantee Accounts	868,261	838,156

TOTAL	14,001,419	13,071,477

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

BCRA Account	14,327,347	18,836,268
Special Guarantee Accounts	109,305	76,431

TOTAL	14,436,652	18,912,699

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Account	630,513	160,628

TOTAL	630,513	160,628

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, details of the items that the Bank considers to be cash and cash equivalents are shown below:

	12-31-17	12-31-16	12-31-15
a) Cash and due from banks	37,591,274	48,070,998	27,942,617
b) Loans to financial sector, call granted maturity date less than three months	3,132,000	1,705,000	517,300

CASH AND CASH EQUIVALENTS	40,723,274	49,775,998	28,459,917

Loans to the financial sector and calls granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their contractual maturity is less than three months.

17.	BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

The CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Section 5, Sub-section a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN

In the framework of the BCRA Communication “A” 5541 dated February 12, 2014, which set forth that the institutions within the scope of the Law of Financial Institutions were to converge towards the International Financial Reporting Standards (IFRS) for application to the preparation of financial statements for the fiscal years starting as from January 1, 2018, the Entity has filed with the BCRA a reconciliation of its main assets and liabilities under the IFRS as adopted by the BCRA (IFRS BCRA) as of December 31, 2015, June 30, 2016 and December 31, 2016 and June 30, 2017 together with the relevant external auditor’s special report in each case. These reconciliations were issued solely to be used by the BCRA in its role as supervisory and regulatory authority. Therefore, they are not information in the public domain.

BCRA Communication “A” 6114 issued by BCRA on December 12, 2016 set forth that IFRS were to be applied as from the fiscal years starting as from January 1, 2018 with an only temporary exception, namely, paragraph 5.5, Impairment of value under IFRS 9, establishing certain clarifications and requirements in the implementation process that make up, overall, the IFRS adopted by the BCRA (IFRS BCRA). Lastly, pursuant to the Communications “A” 6323 and 6324, BCRA defined the minimum chart of accounts and the provisions to be applied in the preparation and presentation of financial institutions’ financial statements, respectively.

As of the date of these financial statements, the Entity continues to work on the process to converge towards the IFRS BCRA, with the respective adjustments in systems and processes. Therefore, the items and figures contained in the reconciliation included in this note might change and it is only when the consolidated financial statements for fiscal 2018 when the IFRS BCRA are applied for the first time that they will be considered to be final, with the scope defined by the BCRA in the Communications “A” 6114, 6324 and supplementary regulations.

To satisfy the requirements imposed by the BCRA in its Communication “A” 6206 on March 21, 2017, a reconciliation of balances as of December 31, 2017 with the accounting framework established by the IFRS BCRA is presented below applying to such purpose the presentation guidelines defined by the regulatory authority which differ from those contained in the IFRS.

According to the requirements imposed by IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Entity has elected to use the option set forth in Appendix D Paragraph 5 in connection with the adoption of fair value (market value) of real estate assets as the deemed cost as of January 1, 2017. To that end, the Entity hired the services of independent professional appraisers who conducted on-site valuations in each one of the properties owned by the Entity.

Reconciliation of balances with the accounting framework for convergence towards IFRS:

a)	Individual Information

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Assets
Cash and due from banks	37,591,274	—	37,591,274
Government and private securities	33,554,208	(10,489,811)	23,064,397
Loans	123,705,557	(227,326)	123,478,231
Other receivables from financial transactions	13,211,381	(1,364,559)	11,846,822
Receivables for financial leases	2,273,765	(18,063)	2,255,702
Investment in other companies	1,685,332	55,131	1,740,463
Other receivables	3,591,042	(2,431)	3,588,611
Premise and equipment	4,228,792	4,627,763	8,856,555
Other assets	873,117	93,330	966,447
Intangible assets	434,213	—	434,213
Suspense items	16,936	—	16,936
	221,165,617		213,839,651

Liabilities
Deposits	153,962,733	—	153,962,733
Other liabilities for financial transactions	32,097,528	(11,844,238)	20,253,290
Other Liabilities	6,257,139	120,863	6,378,002
Provisions	2,712,671	(1,185,800)	1,526,871
Suspense items	78,998	—	78,998

	195,109,069		182,199,894

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS BCRA Adjustment	IFRS BCRA Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	22,178,283	—	—	22,178,283
Other Comprehensive Income		136,330	(93,921)	42,409
Unappropriated retained earnings	3,878,265	3,887,577	1,653,223	9,419,065

	26,056,548			31,639,757
Equity attributable to minority interests				—

	26,056,548			31,639,757

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Income for the year
Financial income	24,389,441	235,741	24,625,182
Financial expenses	9,073,578	—	9,073,578
Alloances for loan losses	1,498,112	—	1,498,112
Service charge income	9,632,758	(13,267)	9,619,491
Service charge expense	5,458,726	3,119	5,461,845
Administrative expenses	12,362,785	67,811	12,430,596
Other	190,267	1,203,503	1,393,770
Income Tax	1,941,000	(298,176)	1,642,824
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets
Accumulated actuarial gains/losses from Post-employment benefits - defined contribution plans
Foreign exchange gains/(losses) on the conversion of financial statements
Income/(loss) on hedging instruments - Cash flow hedges
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)		(93,921)	(93,921)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9

Total comprehensive income for the year	3,878,265	1,559,302	5,437,567

b)	Consolidated information

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Assets
Cash and due from banks	37,664,382	(71,445)	37,592,937
Government and private securities	34,048,445	(10,489,811)	23,558,634
Loans	128,366,202	(4,887,971)	123,478,231
Other receivables from financial transactions	13,255,165	(1,376,176)	11,878,989
Receivables for financial leases	2,366,434	(110,732)	2,255,702
Investment in other companies	658,594	546,438	1,205,032
Other receivables	3,664,357	(65,279)	3,599,078
Premise and equipment	4,247,543	4,782,114	9,029,657
Other assets	918,215	74,727	992,942
Intangible assets	435,863	(1,650)	434,213
Suspense items	17,590	(654)	16,936

	225,642,790		214,042,351

Liabilities
Deposits	154,050,302	(95,479)	153,954,823
Other liabilities for financial transactions	35,117,665	(14,864,243)	20,253,422
Other Liabilities	6,922,534	(369,797)	6,552,737
Provisions	2,801,239	(1,248,796)	1,552,443
Suspense items	79,282	(284)	78,998
Non-controlling interests	615,220	(605,049)

	199,586,242		182,392,423

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS BCRA Adjustment	IFRS BCRA Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	22,178,283	—	—	22,178,283
Other Comprehensive Income		136,330	(93,921)	42,409
Unappropriated retained earnings	3,878,265	3,887,577	1,653,223	9,419,065

	26,056,548			31,639,757
Equity attributable to minority interests				10,171

	26,056,548			31,649,928

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Income for the year
Financial income	24,599,569	184,657	24,784,226
Financial expenses	9,552,561	(478,775)	9,073,786
Alloances for loan losses	1,560,720	-62,608	1,498,112
Service charge income	11,279,481	(1,322,558)	9,956,923
Service charge expense	5,661,163	(180,319)	5,480,844
Administrative expenses	12,613,471	(142,898)	12,470,573
Other	(348,241)	1,508,986	1,160,745
Income Tax	2,264,629	(417,538)	1,847,091
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets
Accumulated actuarial gains/losses from Post-employment benefits - defined contribution plans
Foreign exchange gains/(losses) on the conversion of financial statements
Income/(loss) on hedging instruments - Cash flow hedges
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity
Income or loss on financial instruments at Fair Value Through
Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)		(93,921)	(93,921)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9

Total comprehensive income for the year	3,878,265	1,559,302	5,437,567

Presented below are the causes, by caption, that originated the respective adjustments due to the application of the accounting framework for convergence towards the IFRS:

Caption	Reasons for IFRS adjustment
Assets
Holdings	Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 71,445 at the consolidated level.

Government and corporate securities	According to its business model and the contractual conditions of financial assets, the Entity decided to measure the portfolio of securities managed by its Committee of Assets and Liabilities at fair value with changes in Other Comprehensive Income. That portfolio includes government securities, monetary regulation instruments issued by the BCRA and Treasury Bills valued, as per the rules of the BCRA, at fair market value and/or cost plus yield. Likewise, the Entity decided to measure its portfolio of securities managed by the Treasury, valued at cost plus yield, at fair market value with changes in income/loss. The effect on shareholders’ equity and income/loss implies a decrease by 27,908 and 50,861, both at the individual and consolidated levels, respectively.

Caption	Reasons for IFRS adjustment

Likewise, and pursuant to the provisions in IFRS 9, Financial Instruments, repos, whether active and/or passive, do not qualify as a derecognition because the risks and benefits are not substantially transferred. Therefore, the quoted value of the monetary regulation instruments issued by the BCRA and government securities as of December 31, 2017 applied to active or passive repo transactions in the amount of 11,332,931 was reclassified (derecognized, in the case of an active repo, or recognized, in the case of a passive repo) both at the individual and consolidated levels.

Likewise, transactions accounted for with offsets in the cash purchases and sales accounts to be settled in the amount of 96,638 were derecognized, both at the individual and consolidated levels.

Also, non-quoted corporate bonds managed based on a business model which consists of selling them, were reclassified and adjusted at fair value. Such reclassification was for an amount of 292,162, both at the individual and consolidated levels. The effect on shareholders’ equity and income/loss implies an increase by 2,755 and 4,244, both at the individual and consolidated levels, respectively.

The Entity reclassified monetary regulation instruments issued by the BCRA pledged as security (MAE and ROFEX), which, under the rules of the BCRA, are booked in Other receivables from financial transactions, in the amount of 476,370, both at the individual and consolidated levels.

The Entity reclassified its holding in Prisma Medio de Pago S.A. in the amount of 184,502, both at the individual and consolidated levels, due to the approval of the company’s divestment plan. In addition, the net shareholders’ equity adjusted as per IFRS BCRA of Prisma Medio de Pagos S.A. was taken as the best fair value estimate. The effect on shareholders’ equity and income/loss implies an increase by 11,877, both at the individual and consolidated levels, respectively.

Loans

In accordance with IFRS, under the effective interest method, for financial assets and liabilities valued at amortized cost, the entity shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime expected.

In turn, the rules of the BCRA state that those commissions shall be recognized in income/loss upon origination of the financial asset and/or liability.

In this scenario, the adjustment determined by the Entity, both at the individual and consolidated levels, reflects the balance not yet accrued.

An adjustment decreasing assets reflects all commissions collected (commissions collected for credit cards, commissions collected for foreign trade transactions) which are an integral part of the financial instrument recognized upon origination (pursuant to the rules of the BCRA), which shall be deferred over the remaining life of that instrument. Otherwise, if an adjustment increases assets, which reflects commissions paid (commissions paid to car dealers for pledge loans granted) which are an integral part of the financial instrument recognized upon origination (pursuant to the rules of the BCRA), which shall be deferred over the remaining life of that instrument.

Caption	Reasons for IFRS adjustment

The effect on shareholders’ equity and income/loss implies a decrease by 227,326 and an increase by 331,746, both at the individual and consolidated levels, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The shareholders’ equity effect implies a decrease by 4,660,645 at the consolidated level.

Other receivables from financial transactions

The valuation of an interest rate swap at “t” time (date of valuation) is the net difference of the sum of future payment flows during the life of the transaction, temporarily discounted as of that t time. The calculation of future variable flows is carried out by considering implied forward interest rates in the zero coupon ARS curve. The effect on shareholders’ equity and income/loss implies an increase by 31,924 and 13,674, both at the individual and consolidated levels, respectively.

Likewise, and pursuant to the provisions in IFRS 9, Financial Instruments, passive repo transactions do not qualify as a derecognition because the risks and benefits are not substantially transferred. Therefore, the balance of term Purchases for the quoted value of government securities as of December 31, 2017 applied to passive repo transactions in the amount of 317,710 were reclassified (derecognized), both at the individual and consolidated levels.

Likewise, transactions accounted for in cash purchases to be settled in the amount of 169,838 were derecognized, both at the individual and consolidated levels.

The Entity reclassified non-quoted corporate bonds managed based on a business model which consists of selling them, for an amount of 295,271, both at the individual and consolidated levels.

The Entity reclassified monetary regulation instruments issued by the BCRA pledged as security (MAE and ROFEX), in the amount of 476,370, both at the individual and consolidated levels.

Pursuant to IFRS 15, Income from Ordinary Activities From Contracts with Clients, commissions related to services provided by the Entity or not related to the creation or acquisition of a financial asset would not be part of the effective interest rate. Therefore, they shall be accrued during the life of the asset to which it may have been related. The effect on shareholders’ equity and income/loss implies a decrease by 137,294 and an increase by 4,796, both at the individual and consolidated levels, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 11,617 at the consolidated level.

Caption	Reasons for IFRS adjustment
Receivables from financial leases

In accordance with IFRS, under the effective interest method, for financial assets and liabilities valued at amortized cost, the Entity shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them during the instrument’s expected lifetime. The effect on shareholders’ equity and income/loss implies a decrease by 18,063, both at the individual and consolidated levels, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 92,669 at the consolidated level.

Investment in other companies

An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Entity has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A., BBVA Francés Valores Sociedad de Bolsa S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Consolidar AFJP S.A. (undergoing liquidation proceedings)). The effect on shareholders’ equity and income/loss implies an increase by 239,663 and 6,128 at the individual level, respectively. At the consolidated level, it implies an increase by 113,940 and 39,835, respectively.

The Entity reclassified its holding in Prisma Medio de Pago S.A. in the amount of 184,502, both at the individual and consolidated levels, due to the approval of the company’s divestment plan.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 617,000 at the consolidated level.

Other receivables

In the cases where the Entity paid amounts related to actions filed for the protection of constitutional rights by its clients for government securities and quota shares in Common Investment Funds held by the Entity in custody, such amounts were recorded as assets, blocking the depositor’s custody account. Paragraph 21 of IAS 37 Provisions, contingent liabilities and contingent assets provides that contingent assets shall not be recognized in the financial statements. However, in cases where an inflow of economic benefits is probable for the entity, such inflow shall be disclosed in the notes to the financial statements. The situation of BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión is similar to that described for the Entity. The effect on shareholders’ equity and income/loss implies a decrease by 2,431 and 302 at the individual level, respectively. At the consolidated level, it implies a decrease by 4,822 and an increase by 10,765, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 60,457 at the consolidated level.

Caption	Reasons for IFRS adjustment
Premises and equipment

The Entity has elected to use the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets. The effect on shareholders’ equity and income/loss implies an increase by 4,627,763 and a decrease by 65,627 at the individual level, respectively. At the consolidated level, it implies an increase by 4,796,161 and a decrease by 68,849, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 14,047 at the consolidated level.

Other assets

The Entity has elected to use the fair value (market value) as the deemed cost as of January 1, 2017 for leased property and other miscellaneous assets. The effect on shareholders’ equity and income/loss implies an increase by 93,330 and a decrease by 2,184, both at the individual and consolidated levels, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 18,603 at the consolidated level.

Intangible assets

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 1,650 at the consolidated level.

Items pending allocation	Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies a decrease by 654 at the consolidated level.
Liabilities
Deposits	Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 95,479 at the consolidated level.

Other liabilities from financial transactions	The valuation of an interest rate swap at “t” time (date of valuation) is the net difference of the sum of future payment flows during the life of the transaction, temporarily discounted as of that t time. The calculation of future variable flows is carried out by considering implied forward interest rates in the zero coupon ARS curve. The effect on shareholders’ equity and income/loss implies a decrease by 72,806 and 20,590, both at the individual and consolidated levels, respectively.

Caption	Reasons for IFRS adjustment

Likewise, and pursuant to the provisions in IFRS 9, Financial Instruments, active repo transactions do not qualify as a derecognition because the risks and benefits are not substantially transferred. Therefore, the balance of term sales for the quoted value of monetary regulation instruments issued by the BCRA and government securities as of December 31, 2017 applied to active repo transactions in the amount of 11,650,641 was reclassified (recognized), both at the individual and consolidated levels.

Likewise, transactions accounted for in cash sales to be settled in the amount of 266,476 were derecognized, both at the individual and consolidated levels.

The holding of its own corporate bonds, booked in Other receivables from financial transactions, was reclassified in the amount of 3,109, which caused a decrease in shareholders’ equity and income/loss in the amount of 63, both at the individual and consolidated levels.

The Entity commercializes personal loans called “Préstamos 7x6”, whereby a client with good credit score who has not made early repayments during the first six years is granted the benefit of not paying the last twelve installments of the loan. Pursuant to IFRS, cash flows shall be recalculated (taking into consideration the installment paid by the client) for a period of six years. The difference between the contractual cash flows and the new recalculated cash flows shall be recorded in an allowance account, which shall be deregistered upon completion of the six-year term of the contract, with an offset in capital pending repayment. The effect on shareholders’ equity and income/loss implies a decrease by 1,431, both at the individual and consolidated levels.

Also, the Entity grants funding with a differential rate in relation to the market rate for a certain segment of clients. Pursuant to IFRS 9 Financial Instruments, the difference between the fair value upon initial recognition and the price of the transaction shall be recognized as a loss. The effect on shareholders’ equity and income/loss implies a decrease by 1,688, both at the individual and consolidated levels.

Moreover, based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 3,020,005 at the consolidated level.

Other liabilities	The Entity recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12 Income taxes. The effect on shareholders’ equity and income/loss implies a decrease by 120,863 and an increase by 297,655 at the individual level, respectively. At the consolidated level, it implies a decrease by 160,988 and an increase by 255,651 (considering the net deferred asset), respectively.

Caption	Reasons for IFRS adjustment

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 530,785 at the consolidated level.

Provisions

Pursuant to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Entity reversed the provision for contingencies equivalent to the inflation adjustment for tax purposes applied in assessing income tax for fiscal year 2016 in the amount of 1,185,800, increasing its shareholders’ equity and income/loss, both at the individual and consolidated levels.

This line contains adjustments with effect on income/loss of 659 (increase) at the consolidated level, respectively, for the recognition of employee benefits as per IAS 19 Employee benefits at BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 62,996 at the consolidated level.

Items pending allocation

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 284 at the consolidated level.

Non-controlling interests

The Entity reflected an adjustment to this item due to the impact of the IFRS adjustments to the proportion of minority interests in its subsidiaries (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP (undergoing liquidation proceedings)). The effect on shareholders’ equity and income/loss implies a decrease by 189 and 207 at the consolidated level, respectively.

Based on the application of IFRS 10 and IFRS 11, the consolidation perimeter was modified. Thus, PSA Finance Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. cease to be a part thereof. The effect on shareholders’ equity implies an increase by 605,238 at the consolidated level.

Other Comprehensive Income (OCI)

According to one of its business models and the contractual conditions of financial assets, the Entity decided to measure the portfolio of securities managed by its Committee of Assets and Liabilities at fair value through Other Comprehensive Income.

Other Comprehensive Income
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)	(144,495)
Tax effect on OCI	50,574

Other Comprehensive Income, net of tax	(93,921)

Retained earnings

According to the IFRS 1 First-time Adoption of International Financial Reporting Standards and to Communication “A” 6114 of the BCRA, the Entity presented the valuation difference as of December 31, 2016 between book value and fair value within retained earnings in the column “First-time Adoption of IFRS Adjustment”.

All the other valuation adjustments stemming from the application of IFRS as of December 31, 2017 are also presented within this caption, in the “IFRS Adjustment” column.

Deferred tax

Under the IFRS (IAS 12 Income Tax) Income tax is recognized by application of the deferred tax method. This calls for recognizing, in addition to current tax, the deferred tax on the timing differences existing between the book value of assets and liabilities for accounting purposes under IFRS and those used for tax purposes.

19.	RISK MANAGEMENT POLICIES

The Entity carries out its activities in the context of an integrated risks management process which has been defined based on the best international practices and regulations in force.

Risk Management consists of units specialized in each type of risk (credit, financial and operational risk), working together with cross-control units - Global Management and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The “Retail Risk”, “Wholesale and Enterprise Risk” and “Recoveries” management units are part of Risk Management process. The Admission, Follow-up and Policies and Tools areas are integrated within the “Retail Risk” and “Wholesale and Enterprise Risk” management. At Recoveries management, there are areas specialized in mitigating severity, divided into Judicial Management, Massive Collections, Commercial Management and Collections Policies and Tools.

Approvals are granted through loan-granting powers delegated by the Board of Directors to the persons in charge of the Admission area. Likewise, commercial areas have a reduced structure of credit powers delegated based on the amount of the transaction and the results of the “SAVERF” (for Retail) and Rating (for Wholesale) assessment tools. Any request with a “study/reject” result in any of the assessment tools shall be analyzed by the specialists at Central Admission.

Exceptions to the policies in force are addressed at the “Risk Management Committee”.

The assessment methodology is based on internal Scoring and Rating models, applied to the management of the “Retail Risk” and “Wholesale and Enterprise Risk” portfolio, respectively. This methodology provides a certain expected loss and, also, keeps a historical control of the likelihood of default and the severity of each portfolio. Scoring and Rating tools are periodically assessed.

During 2017, a scoring for non-clients has been developed, improving the evaluation and relationship process. In turn, digital campaigns have been migrated to a language that can be directly managed by Risk unit, incorporating information to the decision engine, which results in a more effective and efficient process.

Also, online evaluations continue to be driven, both on the Bank’s website and third party websites, including Personal Loans in that process. Furthermore, assistance for Units of Purchasing Value (UVA) has been included for Mortgage Loans and Pledge and Personal Loans in the analysis tools.

b)	Financial Risks

This is the unit in charge of managing Market Risk (including Counterparty and Assessment Risk), Structural Risks (Interest Rate Risk and Liquidity and Financing Risk), Capital Self-Assessment and Stress Scenarios.

Market Risk

In the management of Market Risk, a VaR (“Value at Risk”) parameter is used to estimate the maximum expected loss for the trading portfolio positions with a 99% confidence level and a time horizon given on a 1-day time horizon. The Market Risk model is periodically validated through Back-Testing tests.

Risk management includes follow-up of a limits and alerts scheme in terms of VaR, Economic Capital, Stress and Stop Loss.

The Market Risk unit estimates the Counterparty Risk arising mainly from the risks generated by positions in derivative instruments.

Liquidity and Funding Risk

The Liquidity and Funding Risk management process includes, among others:

•	Identification and measurement of the risks the Entity is exposed to.

•	Control and follow-up of a structure of limits and alerts, based on the risk appetite defined and approved by the Board of Directors.

•	Stress analysis and contingency planning.

As part of the core metrics used for measurement, follow-up and control of this risk, the following stand out:

•	Self-funding Ratio - LtSCD (Loan to Stable Customers Deposits): it measures the relation between the net credit investment and the client’s stable resources and its purpose is to preserve a stable financing structure in the medium and long term.

•	Net Short-Term Funding: the purpose of this metric is to determine the reasonableness of the financing structure of the balance within a timeline of 12 months.

•	LCR (Liquidity Coverage Ratio): it measures the relation between high quality liquid assets and total net cash outflows during a 30-day period.

Interest Rate Risk

The purpose of the Interest Rate Risk management process is to keep the Entity’s exposure to this risk within levels that are consistent with the appetite for the risk and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

•	Margin at Risk (MaR): it quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.

•	Economic Capital (EC): it quantifies the maximum loss which may be recorded in the economic value of the entity under the worst case scenario of rate curves for a certain level of confidence.

Stress Tests

Stress test means the evaluation of the Entity’s financial position under a severe but plausible scenario.

Based on the scope of application, stress tests are classified as individual and comprehensive. The former are to measure the impact of an adverse scenario at the individual level based on the type of risk. The latter are to quantify the impacts at an aggregate level of adverse scenarios in terms of the Balance Sheet, Income Statement, the Statement of Cash Flows and capital demands associated to a certain stress scenario projected.

Economic Capital

The economic capital of financial entities is that required to cover unexpected losses due to exposures to all the significant risks the Entity is exposed to.

The Entity has an internal, integrated and global process to evaluate the sufficiency of its economic capital based on its risk profile and with a strategy to maintain its capital levels over time.

c)	Operational Risk

In accordance with international regulations and the requirements set forth by BCRA, Risk Management has an Operational Risk Management unit. Its role is to ensure an updated, homogenous and proper control throughout all the units of the Entity.

Regarding the Internal Control and Country Operational Risk role, it is based on a scheme of Control Specialists and Operational Risk Managers in the business areas.

The Operational Risk and Internal Control Model identifies the organization’s operational processes and all operational risks to which they are exposed. The methodology assesses each one of these risks; priority and criticality are measured, for the purpose of management for mitigation, if applicable.

Global Management

The area is in charge of provisioning, determining the risk quota for each segment of economic activity and type of financing.

In addition, it is in charge of generating reports for the Risks Management for the decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.

Validation and Internal Control of Risks

The role of Internal Validation is to ensure that the internal Risk models of BBVA Francés are proper for use in Risk Management.

The main responsibilities of Internal Risk Control are: to ensure there is a proper internal regulatory framework; a process and measures defined for each type of risks; to control its application and operation; and, to ensure an assessment of the existence of a control environment and its proper implementation and operation.

20.	TRANSPARENT CORPORATE GOVERNANCE POLICY

I.	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting when appropriate. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The proposed board membership shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience
Jorge Carlos Bledel	Chairman

Business experience: Director, Rombo Compañía Financiera S.A, Director.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A.; Regular Director, RPE Distribucion S.A.; Vice-president, PB Distribucion S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Alfredo Castillo Triguero	Vicepresidente 1º

Business experience: General Risk Manager and General Director of Audit, BBVA Bancomer; Executive Vice President Financial Area, BBVA Banco Provincial de Venezuela; Member of the Boards of Directors of several companies, Grupo Financiero BBVA Bancomer and BBVA Colombia; Executive Vice President Financial Area, BBVA Banco Ganadero de Colombia.

Independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Juan Manuel Ballesteros Castellano	Vice-Chairman 2

Business experience: Organization Director, Banco Bilbao Vizcaya Argentaria; HR Director, Banco Bilbao Vizcaya Argentaria.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Name	Current Position	Background and Work Experience

Oscar Miguel Castro	Regular Director

Business experience: Director at Molino Agro; Independent Director at Zurich Arg. Cía. de Seguros S.A., and Zurich Argentina Cía. de Reaseguros S.A.; Director at Volkswagen Financial Services Cia. Financiera; International Partner at Arthur Andersen, Pistrelli Díaz y Asociados for 20 years, Partner in charge of the Financial Services division for Argentina and Latin America and member of the Executive Committee for Financial Services at Arthur Andersen at a global level.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Director, PSA Finance Argentina Compañía Financiera S.A.; Director, Rombo Compañía Financiera S.A.; member of Banco Francés foundation; Director of Media and Director of Human Resources and Services, BBVAFrancés.

He does not meet the requirements independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Jorge Delfín Luna	Regular Director

Business experience: Director at Rombo Compañía Financiera S.A.; Director at PSA Finance Argentina Compañía Financiera S.A.; Vice-Chairman of the Board of Directors of Fundación Banco Francés S.A.; Commercial Banking Director at BBVA Francés; Member of the Management Committee at BBVA Francés; Regional Manager, former Banco Crédito Argentino; Enterprise and Foreign Trade Banking Director; General Manager and Vice-Chairman at BBVA Banco Uruguay; General Manager at Easy Bank (BBVA Francés) and Regional Manager, Citibank.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

Javier Pérez Cardete	Alternate Director

Business experience: Regional Director South and East, Banco Bilbao Vizcaya Argentaria; Territorial Director, Banco Bilbao Vizcaya Argentaria; Risks Manager in Valencia.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Gustavo Alberto Mazzolini Casas	Alternate Director

Business experience: CFO at BBVA; Financial Staff Country Monitoring at BBVA; Director of Strategy and Finance at BBVA; Financial Director at Banco Provincial Grupo BBVA; Financial Directions Coordination Department Manager for Latam Group at BBVA; Director of Financial Planning for Credilogros Compañía Financiera at BBVA and Financial Director at Corp Banca Argentina.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

Name	Current Position	Background and Work Experience

Adriana María Fernández de Melero	Alternate Director

Business experience: Head of Financial Profitability and Planning Analysis, Banco Español; Human Resources Development and Planning Manager, Banco Crédito Argentino; Human Resources Administration Manager, BBVA Francés; Organization and Productivity Manager, BBVA Francés; Business and Channels Development Manager, BBVA Francés; Director of Corporate Development and Transformation, BBVA Francés; Advisor for the Chairman and the Board of Directors, Banco Provincia de Buenos Aires.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

II.	SENIOR MANAGEMENT

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	MANAGEMENT COMMITTEE - MEMBERSHIP

The main members of Senior Management make up the Management Committee. The Committee is chaired by the Executive Director or General Manager.

Prospective Management Committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies.

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.

•	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives.

•	Establish business synergies with the remaining Group companies.

•	Analyze and propose the year’s comprehensive budget, monitor evolution and determine any corrective actions as called for by internal and market variables.

•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Bank-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience

Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Banco Francés S.A.; Regular Director, BBVA Consolidar Seguros S.A.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Fundación Banco Francés; Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning Director, Management Control and Economics, Banco de Crédito Argentino.

Ernesto Ramón Gallardo Jimenez	Director of Finance and Planning

Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Jorge Alberto Bledel	Director, Business Development and Digital Banking

Business experience: Innovation and Business Model Manager, BBVA., Manager of Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.

Gustavo Osvaldo Fernandez	Director, Talent and Culture

Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking

Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant, Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires

Gustavo Siciliano	Director, Systems and Operations

Business experience: Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Director, Risks

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés; Wholesale and Enterprise Risk Manager, BBVA Francés; Admission and Follow-up Manager, BBVA Francés; Monitoring and Operation Risk Manager, BBVA Francés; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Director, Commercial

Business experience: Retail Product Manager, BBVA Francés; Manager of Payment Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

Name	Current Position	Background and Work Experience

Eduardo González Correas	Director Servicios Jurídicos	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Francés; Sub-Legal Manager of Corporate & Investment Banking, BBVA Francés; Lawyer in the Legal Sub-Management of Corporate & Investment Banking, BBVA Francés; Lawyer in Estudio Estudio Allende & Brea; Lawyer in Law Firm Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

IV.	BBVA FRANCES’s OWNERSHIP STRUCTURE

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2017, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2017
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	39.97
BBV America SL(1)	160,060,144	26.13
The Bank of New York Mellon (2)	123,191,253	20.11
ANSES (Federal Social Security Administration)	42,439,494	6.93

(1)	BBV América S.L. is under the control of BBVA. It has an effective 26.13% ownership interest in the capital stock of BBVA Francés.
(2)	As holder agent of ADSs.

V.	ORGIANIZATIONAL STRUCTURE

VI.	COMMITTEES OF THE BOARD OF DIRECTORS

a)	Audit Committee – Law 26,831 (C.N.V./S.E.C.)

The Audit Committee (C.N.V./S.E.C.) BBVA Banco Francés is a collegiate body which is composed mostly of independent directors according to the criteria established in the regulations of the CNV , with a mandate to assist the Board in evaluating the role and independence of the external auditor and the exercise of the function of internal control of the Bank. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an alternate member.

In the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for, set the agenda of, and preside over the meetings.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon the resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Ordinary Shareholder’s Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

•	Giving opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watching for their independence status and transparency;

•	Overseeing the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

•	Overseeing the application of disclosure policies on the company’s risk management;

•	Providing the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

•	Giving opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

•	Giving opinion on the company’s compliance with legal requirements and on the fairness of the terms and condition of stock or convertible security issues, upon a capital increase excluding or restricting preemptive rights;

•	Verifying compliance with the applicable code of conduct;

•	Rendering an informed opinion on transactions with related parties, where the applicable standards so require;

•	Preparing an action plan on an annual basis for the fiscal year to be reported to the Board of Directors and supervisory committee.

b)	Internal Audit Committee (BCRA)

Pursuant to the provisions of the BCRA, the Internal Audit Committee of BBVA Francés is formed by the officers determined by the Board of Directors, which shall consist of at least two directors, one of which, at least, shall be an independent director. It shall operate in accordance with the provisions of the BCRA and internal rules.

The Board of Directors must use the conclusions of the internal audit in a timely and efficient manner and promote the independence of the internal auditor in relation to the areas and processes controlled by the Internal Audit.

c)	Nominations and Remunerations Committee

BBVA Francés Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and top-ranked personnel.

Structure:

BBVA Francés Nominations and Remunerations Committee shall be formed by three Executive Directors any largely independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Appointment and Compensation Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Appointment and Compensation Committee shall perform the following functions:

•	Developing recruitment criteria for the members of the Board of Directors and senior management;

•	Identifying potential candidates to fill posts at the Board of Directors to be proposed at the General Shareholder’s meeting;

•	Ensuring the Training and Development of the members of the Board of Directors and senior management and other executives;

•	Establishing policies and criteria to review the performance of the main executive and the key executives;

•	Annually informing the Board of Directors of the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

•	Ensuring that the entity has an employee incentive program in place that takes into consideration the risks undertaken by employees on behalf of the entity (both future and already assumed risks) and that adjusts incentives based on all risks;

•	Ensuring a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

•	Overseeing that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

•	Reviewing the competitive position of the Bank’s compensation and benefit policies and practices and approving the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

•	Defining and communicating key staff retention, promotion, dismissal and suspension policies;

•	Presenting to the Board of Directors the guidelines followed to determine the retirement plans for the Bank’s directors and first-line managers;

•	Regularly reporting to the Board of Directors on any action untaken and the issues discussed in the meetings;

•	Suggesting which members of the Board of Directors should comprise the several Board’ committees, based on their respective background;

•	Ensuring that the resumes of the Board of Directors’ and senior management’s members are available at the Issuer’s web site (stating Directors’ term in office);

•	Assessing the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

•	Annually preparing, reviewing and assessing the Committee’s rules and regulations and proposing changes for the Board’s approval;

•	Ensuring that the HR policy does not embrace any form of discrimination;

•	Ensuring that a member of the Committee is present at the General Shareholder’s meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation.

Organization and Operation Rules:

The Appointment and Compensation Committee shall meet as frequently as deemed necessary to perform its functions and, at least, twice per year. Meetings shall be indistinctly convened by the President or other member.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee shall be available at the Shareholder’s meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

d) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies, the Argentine Central Bank, the Financial Information Unit, the CNV, etc.

1)	Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Francés’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

Specifically, this Committee shall be in charge of:

•	Establishing guidelines and continuously reviewing the degree of progress with each action.

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

•	Evaluating the potential risk of asset laundering in the new products and/or services.

•	Reaching an agreement on actions for the analysis of suspicious transactions;

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

•	Identifying any relevant situation that may occur in this regard in their respective areas;

•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Anti-Money Laundering Head.

2)	Information Technology Committee

This Committee is made up by a member of the Board, the Director Systems and Operations, the Technology Architecture and Infrastructure Manager, the Systems Manager and the Security, Information Technology (IT) Risks and PMO Manager.

Specifically, this Committee shall be in charge of:

•	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

•	To approve the IT and Systems Plan and to assess it from time to time to review degree of completion.

•	Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

•	Approving physical or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems;

•	Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

•	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3)	Disclosure Committee

This Committee is comprised by an Independent Director, the Director of the Financial and Planning Area, the Risk Director, the Legal Services Director, the Manager of the Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of the Disclosure Committee are to:

•	Ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance, thus fostering the active involvement of all shareholders.

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the financial statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where the Bank’s shares of stock are listed;

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F.

A quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for the meeting quorum and required majorities.

4)	Risk Management Committee

This committee is the Entity’s uttermost risk management collegiate body. It is comprised by the Chief Executive Officer or General Manager, Director of Risks, Internal Control Assistant Manager (Technical Division), Retail Risk Manager, Wholesale and Enterprise Risks Manager (regular Participants); Financial Risks Manager, Recoveries Manager (optional Participants, or for specific issues); Head of Global Management, Head of the area of the issue to be addressed and Presenter (specific Participants).

The Committee’s main functions are to:

•	Approve all transactions and Financial Programs for Clients or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial Entities and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).

•	Approve individual and corporate clients’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.

•	Approve the operations of Non-Delegated Risks (risks related to media, public importance, political parties, trade unions or companies related to the Bank or its officers).

•	Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).

•	Approve Credit Policies, classification tools and new campaigns of pre-approved loans or massive campaigns).

•	Approve the limits of Asset Allocation, PLPs and stress tests.

•	Outlooks’ Review

•	Approve the portfolio sales processes and results thereof, and realization of assets taken as safeguarding of claims.

•	Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.

•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.

•	Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the entity.

•	Take over the roles as the Committee for the treatment of issues regarding the “Governance of Information, Risk Follow-up and Reporting”.

The Committee shall be presided by the Chairman (Risks Director) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale and Enterprise Risk Manager, Retail Risk Manager, Financial Risks Manager and Recoveries Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5)	Corporate Assurance Committee

This Committee is comprised by the Executive Director as President, members of the Management Committee as Regular Members, and the Committee’s Secretariat in charge of the Audit Director.

Its main functions are the following:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

•	Ensure the implementation and conservation of the Corporate Assurance model across the entities comprising the BBVA Group.

•	Setting priorities as to the control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures;

•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

•	Timely following up on the agreed-up risk mitigation action plans;

•	Communicating the actions taken to the specialists and Business Units;

•	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

•	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to the Bank’s activities;

•	Overseeing the adequate deployment of the model tools and methodology; and

•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

Committee shall hold ordinary and special meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Special meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6)	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee

This committee is comprised by: (i) the Regular Director of BBVA Francés S.A., in its capacity as Chief Compliance Officer; (ii) the ultimate head of Regulatory Compliance; (iii) a Regular Director and (iv) the Head of Integrity, Market Conduct, Customer Compliance, Data Protection and Regulatory Oversight.

Its main functions are the following:

•	Set action plans and continuously review their progress;

•	Agree upon anti-money laundering actions to be considered in cases involving employees and suppliers;

•	Foster the adoption of the necessary actions to address ethically questionable situations;

•	Adopt the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

•	Foster action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

•	This Committee will meet on a monthly basis.

7)	Asset & Liability Committee

This committee is comprised by: (i) the Chief Executive Officer; (ii) the Chief Business Development and Digital Banking Officer; (iii) the Chief Financial and Planning Officer; (iv) the Chief Risk Officer; (v) the Commercial Director; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Associate Director of Economic Review Services; (viii) the Planning and Efficiency Manager; (ix) the Manager of Financial Performance and Relations with Investors, and (x) the Financial Risk Manager.

Its main functions are:

•	Follow up on macroeconomic variables;

•	Analyze and discuss the conditions of local and international financial markets, forecast and impact on the Bank’s structural risks;

•	Follow up and control on liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels. Defining corrective measures, as necessary.

•	Review historical changes in and projection of the balance sheet, deviations from the budget, and comparison against the market and the competition;

•	Follow up on the bank’s excess liquidity, comparison against the market and review of stress scenarios;

•	Establish the funding strategy and the allocation of resources;

•	Define the pricing policy and lending and borrowing products;

•	Follow up on the changes to the bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals.

•	Design the investment strategy and the investment of excess funds;

•	Define the strategy of investment in Public Venture Capital.

•	Historical and projected changes to the Bank’s capital position and projected dividends and analyze proposals leading to the efficient use of such capital;

•	Cause financial and other analyses to be done as necessary to optimize the performance of the above items;

•	The Finance area is responsible for analyzing and following up on the proposals submitted to the committee through the applicable commissions.

This committee will meet on a monthly basis.

VII.	BBVA FRANCÉS’S SUBSIDIARIES AND AFFILIATES

a)	BBVA Francés Valores S.A. provides security trading services and other authorized operations to clients, either directly or through BBVA Banco Francés S.A.

b)	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

c)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

d)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2017.

e)	Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

f)	BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

g)	Volkswagen Financial Services CompañíaFinanciera S.A., a company engaged in providing secured loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated to the purchase, maintenance and insurance of vehicles.

VIII.	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 83 branches; Greater Buenos Aires, 52 branches, with the remaining 116 branches being situated in the Argentine provinces.

IX.	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	FINANCIAL INCENTIVES FOR PERSONNEL

At BBVA Francés, the main and relevant aspects related to compensation policies, processes and practices are addressed by the Nominations and Remunerations Committee, which meets at least twice a year and is composed of three Directors and one Executive. The following are some of its functions:

•	To ensure that the financial incentives for the personnel take into consideration the risks assumed on behalf of the Entity, considering both future risks and risks assumed, and adjust incentives for all the risks.

•	To ensure a clear relation between the performance of key personnel and their fixed and variable remuneration, taking into consideration the risks assumed and their management.

At the Entity, material risk takers are the members of the personnel who, due their activities, may have a relevant impact on the assumption of significant risks. There are currently eight executives at the Senior Management level and eight employees with managerial functions in control and finance areas identified as material risk takers. In turn, it is deemed important to evaluate the management of risks at the Entity, putting special emphasis on credit risk, market risk and strategic risk.

In this regard, the Entity adopts a policy of applying a rewards system to attract and retain the proper individuals for each position, based on the following principles:

•	To recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

•	To ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

•	To ensure external competitiveness by updating information in line with the reference market.

•	To reward the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and is formed by the fixed remuneration system and the variable remuneration system.

For the purposes of complying with such principles, the Entity has tools within the remuneration processes, as detailed below:

•	Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

•	Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

The Entity has information providers for these processes, namely, MERCER Consulting Outsourcing Investments, Índice FIEL and “Club de Bancos”.

Therefore, BBVA Francés uses a key tool to compensate the effort and the results of each employee, evaluation and performance. At the end of each fiscal year, each person in charge evaluates the goals of their collaborators to obtain an individual assessment of the performance for the year. Such assessment has two types of goals: Quantitative and Qualitative Individual goals. Such goals are:

•	Consistent with the strategy defined for the organization/area/unit.

•	Aligned with the goals of the unit they belong to.

•	Preferably measurable, specific and capable of being expressed quantitatively.

•	Such as to ensure the information provided is unbiased, reliable and stable over time.

•	Difficult but attainable.

•	A source of personal challenges.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

The “Qualitative Performance” is the process whereby the manager carries out a global assessment of each collaborator to assess the performance of their current position. The results of such assessment are used to apply certain Talent & Culture policies.

In turn, the weighting of Potential is the process whereby the manager assesses each one of the collaborators on the capabilities to perform higher level functions inside BBVA Francés. This assessment shall be based on experience, knowledge, skills and the commitment of the collaborator.

At BBVA Francés, each employee has access to variable rewards related to the work position and the results of the performance evaluation. The goal is to encourage and reward the achievement of results.

For the purpose of aligning the variable reward with strategic goals, BBVA Francés adopts a new variable compensation model in line with the criteria set forth by BBVA Group. These changes were formally included as from June 28, 2016 in Minutes Nr. 32 of the Nominations and Remunerations Committee.

This new model applies to employees in Central Areas, including the following main principles:

•	Transparency and simplicity

•	Achieving strategic priorities

•	Acknowledging we are only one bank

•	Continuous conversation on performance

In this regard, the models currently in force are the following:

•	Network reward model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight. Additionally, for the annual payment, variables related to the attainment of the Bank’s goals are considered, based on the criteria adopted by the BBVA Group and the degree of compliance with the budget. These factors may have a positive or negative impact on the defined variable reward.

•	Reward model for Central Areas: It consists of one yearly payment over annual indicators. At the end of each fiscal year, each employee is subject to an evaluation, where the individual score is related to the degree of attainment of the goals. The goals are renewed each year, according to the Bank’s strategy. Like the network reward model, variables related to the attainment of the Bank’s goals are considered based on the criteria adopted by the BBVA Group and the degree of compliance with the budget. These factors may have a positive or negative impact on the defined variable reward.

•	Commissions reward model: The value of the commission depends on the unit value of each product based on the contribution of the product to the profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

In turn, the Entity has a system in place to assess and pay the variable annual reward for a certain group of executives (Colectivo Sujeto) whose professional activities have a material impact on the Bank’s risk profile.

The criteria to select the “Colectivo Sujeto” are grouped in three large blocks:

•	Qualitative Criteria, based on the responsibility of the position and the capacity to assume risks.

•	Quantitative Criteria, based on the total remuneration received.

•	Internal Criteria, based on the internal procedures of the Entity to determine the composition of the group.

The individuals who are part of that group shall receive: 60% of their variable rewards for fiscal year 2017 during the first quarter of the year 2018. The remaining 40% of the annual variable reward shall be received during the first quarter of the year 2021.

The variable reward of each member of the Identified Group for each fiscal year shall be subject to reduction clauses (malus) and clauses for the recovery of rewards already generated (clawback), both linked to an insufficient financial performance of the Bank as a whole or a specific division or area, or the exposures generated by a member of the group resulting in the circumstances detailed in the policy.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Bank as of the settlement date, as well as generated the right to receive regular variable rewards for that fiscal year, and shall not be subject to penalties for serious noncompliance with the code of conduct and other internal regulations (specifically regarding risks).

XI.	CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with clients, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.	CONFLICTS OF INTEREST

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for to be followed for interest conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall refrain from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

21.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, previous intervention of the BCRA is not required for the publication of these financial statements.

22.	SUBSEQUENT EVENTS

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. of 204,000, equivalent to 204,000,000 ordinary, non-endorsable registered shares, with a value of $1 and one vote per share.

Except as disclosed in the previous paragraph, no subsequent facts or transactions took place as from the closing date for the fiscal year and the date these financial statements were issued which may significantly affect the shareholders’ equity or income/loss of the Entity as of December 31, 2017.

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the BCRA and, except for the effect of the matters mentioned in Note 4 to the separate financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 12-31-17	Book balance as of 12-31-16	Position without options	Final position
GOVERNMENT SECURITIES

* Government securities as fair value
Local
In pesos
Secured Bonds maturing 2020	2423		1.504.278	1.737.508	1.504.003	1.504.003
Federal Government Bonds in pesos BADLAR in pesos private + 200 Pbs maturing 2022	5480		471.717	—	492.797	492.797
National Treasury Bonds in pesos fixed rated maturing 2023	5319		398.162	193.022	398.162	398.162
Peso-denominated Discount governed by Argentine Law maturing in 9-19-2018	5317		138.271	—	138.271	138.271
National Treasury Bond adjusted by CER maturing 2021	5315		64.757	649.721	45.182	45.182
National Treasury Bonds in pesos fixed rate maturing 2021	5318		19.776	327.356	19.776	19.776
Federal Government Bonds in pesos BADLAR +325 pbs. maturing 2020	5476		166	219.240	(22.659)	-22.659
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		—	227.048	—	—
National Treasury Bonds in pesos fixed rate maturing 2018	5316		—	542.000	—	—
Others			84.253	179.365	(295.408)	(295.408)

Subtotal in pesos			2.681.380	4.075.260	2.280.124	2.280.124

In foreign currency
Federal Government Bonds in us Dollar 8.75% maturing 2024	5458		9.464.836	—	—	—
Treasury Bills in US Dollar maturing 02-23-2018	5234		1.500.077	—	1.500.077	1.500.077
Treasury Bills in US Dollar maturing 11-16-2018	5241		826.467	—	826.467	826.467
Treasury Bills in US Dollar maturing 03-16-2018	5235		546.837	—	546.837	546.837
Treasury bills in US Dollar maturing 05-11-18	5239		275.861	—	275.861	275.861
Federal Government Bonds in US Dollar 7% maturing 2017	5436		—	196.624	—	—
Other			884	2.345	884	884

Subtotal in foreign currency			12.614.962	198.969	3.150.126	3.150.126

Subtotal Government securities at fair value			15.296.342	4.274.229	5.430.250	5.430.250

* Government securities at amortized cost
Local
In pesos
Debt securities of the Province of Buenos Aires in pesos series II	32847	—	—	100.277	—	—
Other			164	164	164	164

Subtotal in pesos			164	100.441	164	164

In foreign currency
Treasury Bills in US Dollar maturing 10-12-2018	5231	396.453	395.987	—	395.987	395.987
Treasury bills in US Dollar to 375 days maturing 04-27-18	5216	385.820	385.645	—	385.645	385.645
Treasury Bills in US Dollar maturing 04-27-2018	5217	305.898	305.651	—	305.651	305.651
Treasury Bills in US Dollar maturing 01-26-2018	5224	258.232	258.607	—	258.607	258.607
Treasury Bills in US Dollar maturing 12-14-2018	5229	243.498	243.401	—	243.401	243.401
Treasury Bills in US Dollar maturing 03-20-2017	5199	—	—	787.486	—	—
Other		3.742	3.749	16.162	3.749	3.749

Subtotal in foreign currency			1.593.040	803.648	1.593.040	1.593.040

Subtotal Government securities at amortized cost			1.593.204	904.089	1.593.204	1.593.204

* Instrument
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 01-17-18	46821		5.880.805	—	3.158.040	3.158.040
Argentine Central Bank Internal Bills due 06-21-18	46827		2.963.743	—	6.078.558	6.078.558
Argentine Central Bank Internal Bills due 05-16-18	46825		2.813.856	—	2.160.425	2.160.425
Argentine Central Bank Internal Bills due 02-21-18	46822		1.996.906	—	2.978.008	2.978.008
Other			659.014	177.418	659.014	659.014

Subtotal at fair value			14.314.324	177.418	15.034.045	15.034.045

Repurchase transactions
Argentine Central Bank Internal Bills due 05-16-18	46825		1.510.197	—	—	—
Argentine Central Bank Internal Bills due 01-17-18	46821		296.630	—	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	64.872	—	—

Subtotal repurchase transactions			1.806.827	64.872	—	—

At amortized cost
Argentine Central Bank Internal Bills due 09-19-18	46830	549.251	541.989	—	541.989	541.989
Argentine Central Bank Internal Bills due 04-26-17	46807		—	1.204.048	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	369.273	—	—
Other			—	5.559.492	—,—	—,—

Subtotal at amortized cost			541.989	7.132.813	541.989	541.989

Subtotal instruments issued by the BCRA			16.663.140	7.375.103	15.576.034	15.576.034

TOTAL GOVERNMENT SECURITIES			33.552.686	12.553.421	22.599.488	22.599.488

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 12-31-17	Book balance as of 12-31-16	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other Equity instruments
Local
In pesos
Sociedad Comercial del Plata	251		1.686		1.686	1.686

Subtotal in pesos			1.686	—	1.686	1.686

In Foreign currency
Other			61	49	61	61

Subtotal in foreign currency			61	49	61	61

Subtotal Equity instruments			1.747	49	1.747	1.747

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			1.747	49	1.747	1.747

TOTAL GOVERNMENT AND PRIVATE SECURITIES			33.554.433	12.553.470	22.601.235	22.601.235

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
COMMERCIAL PORTFOLIO

Normal performance	74,979,005	43,398,676

Preferred collaterals and counter guaranties “A”	1,429,483	1,751,341
Preferred collaterals and counter guaranties “B”	1,262,556	1,384,068
Without senior security or counter guaranties	72,286,966	40,263,267

With special follow-up	34,601	13,116

Under observation	34,601	5,968

Preferred collaterals and counter guaranties “B”	8,570	3,613
Without senior security or counter guaranties	26,031	2,355

Negociations for recovery or re-financing agreements underway	—	7,148

Preferred collaterals and counter guaranties “B”	—	6,177
Without senior security or counter guaranties	—	971

With problems	55,393	17,568

Preferred collaterals and counter guaranties “B”	—	—
Without senior security or counter guaranties	55,393	17,568

With high risk of uncollectibility	58,410	11,385

Preferred collaterals and counter guaranties “B”	9,895	7,105
Without senior security or counter guaranties	48,515	4,280

Uncollectible, classified as such under regulatory requirements	7,040	—

Without senior security or counter guaranties	7,040	—

TOTAL (1)	75,134,449	43,440,745

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO

Normal performance	54,359,057	36,684,989

Preferred collaterals and counter guaranties “A”	11,517	11,534
Preferred collaterals and counter guaranties “B”	2,620,981	2,626,202
Without senior security or counter guaranties	51,726,559	34,047,253

Low Risk	519,727	377,474

Other collaterals and counter guaranties “B”	35,935	30,814
Without senior security or counter guaranties	483,792	346,660

Medium Risk	480,012	350,546

Other collaterals and counter guaranties “B”	9,551	9,075
Without senior security or counter guaranties	470,461	341,471

High Risk	259,798	188,922

Other collaterals and counter guaranties “B”	20,932	16,460
Without senior security or counter guaranties	238,866	172,462

Uncollectible	36,685	27,707

Other collaterals and counter guaranties “B”	6,784	6,609
Without senior security or counter guaranties	29,901	21,098

Uncollectible, classified as such under regulatory requirements	2	26

Without senior security or counter guaranties	2	26

TOTAL (1)	55,655,281	37,629,664

TOTAL GENERAL	130,789,730	81,070,409

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	16,002,640	12.24%	10,211,444	12.60%
50 next largest clients	21,441,157	16.39%	12,437,867	15.34%
100 following clients	10,907,665	8.34%	5,849,790	7.22%
Remaining clients	82,438,268	63.03%	52,571,308	64.84%

TOTAL (1)	130,789,730	100.00%	81,070,409	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

FINANCING FACILITIES BREAKDOWN BY CONTRACTUAL TERMS AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Government sector	—	218	—	—	—	—	—	218
Financial sector	—	2,341,887	2,742,718	1,051,792	1,449,905	782,538	268,566	8,637,406
Non financial private sector and residents abroad	461,313	53,319,635	14,991,846	11,650,643	12,555,634	9,209,416	19,963,619	122,152,106

TOTAL	461,313	55,661,740	17,734,564	12,702,435	14,005,539	9,991,954	20,232,185	130,789,730	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

								Information about issuer
Concept		Shares				AMOUNT			Date from last published financial statements
Identification	Description	Class	Unit face Value	Votes per share	Number	12.31.17	12.31.16	Main Business	Period / Fiscal year end	Capital stock	Stockholder’ equity	Income/(Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local:										in thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	155,661	93,771	Stockbroker	12.31.2017	6,390	160,483	63,807
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	Common	1$	1	35,425,947	5,490	3,253	Pensions Fund Manager	12.31.2017	65,739	10,188	1,870
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	317,094	352,404	Financial Institutions	12.31.2017	52,178	634,189	149,381
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	249,050	171,847	Investment Fund Manager	12.31.2017	243	308,379	221,266
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	316,725	295,599	Financial Institutions	12.31.2017	60,000	791,812	52,815
30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	253,470,000	299,904	272,389	Financial Institutions	12.31.2017	497,000	588,050	53,952

		Subtotal Controlled				1,343,924	1,189,263

	Non Controlled
	Local:
30598910045	Prisma Medios de Pago S.A.	Common	1$	1	1,571,996	184,502	20,514	Services to companies	09.30.2017	15,000	1,760,516	1,681,830
30690783521	Interbanking S.A.	Common	1$	1	149,556	18,798	10,581	Services	12.31.2016	1,346	610,529	515,304
	Otras					227	224

	Foreign:
30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	110$	1	20,221	4,725	3,990	Banking Institutions	12.31.2016	4,647,248	16,786,295	1,444,816

		Subtotal noncontrolled				208,252	35,309

		Total in financial intitutions, Supplementary and authorized				1,552,176	1,224,572

	IN OTHER COMPANIES
	Non Controlled
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	132,925	109,782	Insurance	12.31.2017	10,651	1,087,872	285,200

	Foreign:
17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	236	199	Financial messenger Institutions	12.31.2016	261,540	7,892,596	498,242

		Subtotal non-controlled				133,161	109,981

		Total in other companies				133,161	109,981

		TOTAL INVESTMENTS IN OTHER COMPANIES				1,685,337	1,334,553

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Net book				Depreciation for the year
Description	value at beginning of fiscal year	Additions	Transfers	Decreases	Years useful life	Amount	Net book value at 12-31-2017	Net book value at 12-31-2016
PREMISES AND EQUIPMENT
Real Estate	2,148,286	159,755	76,228	2,022	50	49,557	2,332,690	2,148,286
Furniture and Facilities	564,791	375,236	337,467	—	10	120,783	1,156,711	564,791
Machinery and Equipment	461,292	239,328	327,765	—	3 and 5	297,199	731,186	461,292
Automobiles	8,358	2,355	—	—	5	2,508	8,205	8,358

TOTAL	3,182,727	776,674	741,460	2,022		470,047	4,228,792	3,182,727

OTHER ASSETS
Construction in progress	141,101	382,477	(173,262)	—	—	—	350,316	141,101
Advances to suppliers of goods	475,767	183,111	(392,229)	—	—	—	266,649	475,767
Work of Art	992	—	—	—	—	—	992	992
Leased assets	2,152	—	—	—	50	48	2,104	2,152
Property taken as security for loans	1,724	432	—	1,156	50	41	959	1,724
Stationary and office supplies	43,403	41,298	—	35,083	—	—	49,618	43,403
Others	212,965	241,587	(251,885)	—	3 and 5	188	202,479	212,965

TOTAL	878,104	848,905	(817,376)	36,239		277	873,117	878,104

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Net book value			Amortization for the year
Description	beginning of fiscal year	Additions	Transfers	Years of useful life	Amount	Net book value at 12-31-2017	Net book value at 12-31-2016
Goodwill	3.476	—	—	10	359	3.117	3.476
Organization and development expenses (1)	312.161	160.036	75.916	1 y 5	117.017	431.096	312.161

TOTAL	315.637	160.036	75.916		117.376	434.213	315.637

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	5,616,361	3.65%	4,048,094	3.53%
50 next largest clients	8,597,760	5.58%	6,503,517	5.67%
100 following clients	6,168,839	4.01%	4,508,402	3.93%
Remaining clients	133,579,773	86.76%	99,592,092	86.87%

TOTAL	153,962,733	100.00%	114,652,105	100.00%

EXHIBIT I

DEPOSITS AND OTHER LIABILITIES BREAKDOWN BY MATURITY TERMS

FROM FINANCIAL TRANSACTIONS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Terms remaining to maturity
Descriptions	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	139,423,348	10,455,020	2,396,034	1,294,049	393,970	312	153,962,733

Other liabilities from financial transactions
Argentine Central Bank	7,293	776	204	209	—	—	8,482
Banks and international institutions	—	205,451	91,456	—	—	—	296,907
Corporate Bonds	—	239,921	90,000	152,500	1,026,678	546,500	2,055,599
Financing received from Argentine financial institutions	257,991	—	—	—	—	—	257,991
Others	12,078,738	791,201	207,563	212,827	—	—	13,290,329

Total O.L.F.T.	12,344,022	1,237,349	389,223	365,536	1,026,678	546,500	15,909,308

TOTAL	151,767,370	11,692,369	2,785,257	1,659,585	1,420,648	546,812	169,872,041

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Book value at	Increases (5)		Decreases		Book value
Description	beginning of fiscal year			Reversals	Appplications	12.31.17	12.31.16
DEDUCTED FROM ASSETS
Government securities
- For impairment value	213	12	(4)	—	—	225	213
Loans
- Allowances for doubtful loans	1,573,590	1,539,037	(1)	—	880,317	2,232,310	1,573,590
Other receivables form financial transactions
- Allowances for doubtful receivables and impairment	5,074	203	(1)	—	—	5,277	5,074
Receivables from financial leases
- Allowances for doubtful receivables and impairment	27,187	13,955	(1)	—	6,813	34,329	27,187
Investment to other companies
- For impairment value	5	—		—	—	5	5
Other receivables
- Allowance for doubt receivable	614,105	158,495	(2)	8,870	53	763,677	614,105

Total	2,220,174	1,711,702		8,870	887,183	3,035,823	2,220,174

LIABILITIES -PROVISIONS
Contingent commiments	581	536	(1)	—	—	1,117	581
Other contingencies	1,337,373	1,599,126	(3)	98,799	131,146	2,706,554	1,337,373
For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000

TOTAL	1,342,954	1,599,662		98,799	131,146	2,712,671	1,342,954

(1)	Recorded in compliancewith the provisions of Communitions “A” 2950, as supplemented, of BCRA, taking into account Note 2.3.f.).
(2)	Includes mainly the potential loans risk arising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see Note 3).
(3)	Constituted to cover eventual contingencies not considered in other accounts (civil, commercial, labor and other lawsuits) (See Note 2.3.p) and as required by Memorandum No. 6/2017 of BCRA (see Note 3).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generatedas allowances in foreign currency, booked in the “Financial income-Gold and foreing currency exchange difference” account, as follow:

Government securties	12
Loans	41,038
Other receivables from financial transactions	90
Receivables from financial leases	38
Other receivables	1,722

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
	Quantify	Votes per share	Issued		Pending issuance or dsitribution
Class			Outstanding	In portfolio			Paid in
Common	612.659.638	1	612.615	—	45	(1)	612.660	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17							12.31.16
	TOTAL	TOTAL OF THE YEAR (per type of currency)						TOTAL
	OF THE			Pound	Swiss			OF THE
Accounts	YEAR	Euro	Dollar	Sterling	Franc	Yen	Others	FISCAL YEAR
ASSETS

Cash and due from banks	20.670.748	1.120.886	19.485.430	30.777	724	652	32.279	31.998.242
Government and private securities	14.208.063	—	14.208.002	—	—	—	61	1.002.666
Loans	28.984.314	—	28.984.314	—	—	—	—	12.446.718
Other receivables from financial transactions	6.946.182	180.564	6.762.183	—	—	—	3.435	471.815
Receivables from financial leases	53.093	—	53.093	—	—	—	—	—
Investment in other companies	4.961	236	4.725	—	—	—	—	4.188
Other receivables	730.600	3.069	727.531	—	—	—	—	632.225
Suspense items	2.158	38	2.120	—	—	—	—	1.841

TOTAL	71.600.119	1.304.793	70.227.398	30.777	724	652	35.775	46.557.695

LIABILITIES

Deposits	54.349.370	934.710	53.414.660	—	—	—	—	39.719.184
Other liabilities from financial transactions	13.633.970	315.091	13.276.003	30.595	41	734	11.506	2.964.044
Other liailities	298.916	1.311	297.605	—	—	—	—	141.672
Suspense items	36.913	—	36.913	—	—	—	—	12.372

TOTAL	68.319.169	1.251.112	67.025.181	30.595	41	734	11.506	42.837.272

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	6.493.695	88.765	6.404.930	—	—	—	—	5.483.480
Control	109.391.995	801.437	108.433.601	45.500	2.349	8.412	100.696	43.604.014

TOTAL	115.885.690	890.202	114.838.531	45.500	2.349	8.412	100.696	49.087.494

Credit accounts (except contra credit accounts)
Contingent	763.694	68.502	695.192	—	—	—,—	—	377.478
Control	334.989	169.007	165.982	—	—	—	—	150.580

TOTAL	1.098.683	237.509	861.174	—	—	—	—	528.058

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Status
		With	With problems /		With high risk of uncollectibility /			Classified uncollectible
		special	Medium Risk		High Risk			as such
		follow-up /	Not yet		Not yet			under regulatory	TOTAL
Concept	Normal	Low Risk	matured	Past-due	matured	Past-due	Uncollectible	requirement	12.31.17	12.31.16
1. Loans	5,900,895	—	—	—	—	—	—	—	5,900,895	2,289,886
- Overdraft	90	—	—	—	—	—	—	—	90	915
Without senior or counter guaranty	90	—	—	—	—	—	—	—	90	915
- Discounted Instruments	—	—	—	—	—	—	—	—	—	1,560
Without senior or counter guaranty	—	—	—	—	—	—	—	—	—	1,560
- Real Estate Mortgage and Collateral Loans	548	—	—	—	—	—	—	—	548	3,343
Other collaterals and counter guaranty “B”	548	—	—	—	—	—	—	—	548	3,343
- Consumer	1,336	—	—	—	—	—	—	—	1,336	1,989
Without senior or counter guaranty	1,336	—	—	—	—	—	—	—	1,336	1,989
- Credit Cards	8,588	—	—	—	—	—	—	—	8,588	10,586
Without senior or counter guaranty	8,588	—	—	—	—	—	—	—	8,588	10,586
- Others	5,890,333	—	—	—	—	—	—	—	5,890,333	2,271,493
Without senior or counter guaranty	5,890,333	—	—	—	—	—	—	—	5,890,333	2,271,493
2. Others receivables from financial transactions	50,491	—	—	—	—	—	—	—	50,491	35,324
3. Receivables from financial leases and other	240	—	—	—	—	—	—	—	240	404
4. Contingent commitments	9,126	—	—	—	—	—	—	—	9,126	112,638
5. Investments in other companies and private securities	1,476,850	—	—	—	—	—	—	—	1,476,850	1,301,479

TOTAL	7,437,602	—	—	—	—	—	—	—	7,437,602	3,739,731

TOTAL ALLOWANCES	58,513	—	—	—	—	—	—	—	58,513	19,433

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originaly agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlemets (days)	Amount
SWAPS	Financial transactions -own count	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	27	17	42	4,358,645
SWAPS	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	122	21	7	17,853
REPOS	Financial transactions -own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	2,103,457
REPOS	Financial transactions -own count	Federal Government Bonds	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	400,058
REPOS	Financial transactions -own count	Federal Government Bonds	Upon expiration of differences	RESIDENTS IN ARGENTINA NON-FINANCIAL SECTOR	14	12	433	9,464,836
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	ROFEX	3	2	1	13,814,049
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	4	1	1	894,120
FUTURES	Financial transactions -own count	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	5	2	157	10,555,577

CONSOLIDATED BALANCE SHEET AS OF

DECEMBER 31, 2017 AND 2016

(Art. 33 of Law no. 19.550)

(Translation of financial statements originally issued in Spanish - See note 23)

Stated in thousands of pesos

			12.31.17	12.31.16
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash			7,977,326	14,176,644
Due from banks and correspondents			29,687,056	34,049,463

Argentine Central Bank (BCRA)			28,129,615	31,268,051
Other local			30,647	113,958
Foreign			1,526,794	2,667,454

			37,664,382	48,226,107

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a.):
Holdings booked at fair value			15,319,408	4,304,931
Holdings booked at amortized cost			1,593,204	904,089
Instruments issued by the BCRA			16,663,140	7,375,103
Investments in listed private securities			472,918	154,899

Less: Allowances			225	213

			34,048,445	12,738,809

C. LOANS:
To government sector	(Exhibit I	)	218	98,819

To financial sector	(Exhibit I	)	3,444,790	1,991,564

Interfinancial – (Call granted)			863,871	404,085
Other financing to local financial institutions			2,440,907	1,442,702
Interest and foreign currency exchange differences accrued and pending collection			140,012	144,777

To non financial private sector and residents abroad	(Exhibit I	)	127,208,989	78,417,690

Overdraft			11,408,785	9,546,565
Discounted instruments			18,422,745	10,896,722
Real estate mortgage			4,274,738	1,889,443
Collateral Loans			8,867,373	5,628,320
Consumer			16,318,544	9,368,939
Credit cards			30,005,934	22,520,843
Other (Note 7.b.)			36,802,495	17,754,130
Interest and foreign currency exchange differences accrued and pending collection			1,702,044	1,142,074
Less: Interest documented together with main obligation			593,669	329,346

Less: Allowances			2,287,795	1,618,152

			128,366,202	78,889,921

Carried Forward			200,079,029	139,854,837

(Cont.)

			12.31.17	12.31.16
Brought forward			200.079.029	139.854.837
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)			1.457.026	928.612
Amounts receivable for spot and forward sales to be settled			7.993.655	204.296
Instruments to be received for spot and forward purchases to be settled			2.741.139	485.109
Unlisted corporate bonds	(Exhibit I	)	292.352	325.925
Non-deliverable forward transactions balances to be settled			114.622	34.561
Other receivables not covered by loans classification regulations			3.309	12.156
Other receivables covered by debtor classification regulations	(Exhibit I	)	661.008	446.019

Less: Allowances			7.946	8.772

			13.255.165	2.427.906

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases	(Exhibit I	)	2.369.334	2.048.800
Interest accrued pending collection	(Exhibit I	)	32.543	26.620

Less: Allowances			35.443	28.449

			2.366.434	2.046.971

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions			321.448	299.589
Other (Note 7.c.)			337.151	208.041

Less: Allowances			5	5

			658.594	507.625

G. OTHER RECEIVABLES:
Receivables from sale of property assets	(Exhibit I	)	7.040	—
Other (Note 7.d.)			4.487.111	3.186.645
Other interest accrued and pending collection			32.883	1.219

Less: Allowances			862.677	718.596

			3.664.357	2.469.268

H. PREMISES AND EQUIPMENT:			4.247.543	3.198.298

I. OTHER ASSETS:			918.215	920.009

J. INTANGIBLE ASSETS:
Goodwill			3.117	3.476
Organization and development expenses			432.746	312.335

			435.863	315.811

K. SUSPENSE ITEMS:			17.590	11.986

TOTAL ASSETS:			225.642.790	151.752.711

(Cont.)

	12.31.17	12.31.16
LIABILITIES:

L. DEPOSITS:
Government sector	1,042,016	2,640,909

Financial sector	187,122	247,891

Non financial private sector and residents abroad	152,821,164	111,732,953

Checking accounts	24,181,294	19,863,400
Savings deposits	79,041,930	42,577,203
Time deposits	44,183,636	35,148,553
Investments accounts	—	85,194
Other	4,563,017	13,429,450
Interest and foreign currency exchange differences accrued payable	851,287	629,153

	154,050,302	114,621,753

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:

Argentine Central Bank	8,482	31,970

Other	8,482	31,970

Banks and International Institutions	295,702	636,153
Unsubordinated corporate bonds	2,813,849	2,146,166
Amounts payable for spot and forward purchases to be settled	2,374,957	325,111
Instruments to be delivered for spot and forward sales to be settled	13,648,960	402,153
Financing received from Argentine financial institutions	1,528,297	771,130

Interfinancial (call borrowed)	185,600	14,300
Other financing from local financial institutions	1,342,455	756,808
Interest accrued payable	242	22
Non-deliverable forward transactions balances to be settled	159,644	6,128
Other (Note 7.e.)	14,072,022	9,303,503
Interest and foreign currency exchange differences accrued payable	215,752	163,368

	35,117,665	13,785,682

N. OTHER LIABILITIES:
Fees payable	989	267
Other (Note 7.f.)	6,921,545	4,814,877

	6,922,534	4,815,144

O. PROVISIONS	2,801,239	1,406,472

P. SUSPENSE ITEMS:	79,282	43,484

TOTAL LIABILITIES:	198,971,022	134,672,535

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	615,220	620,141

STOCKHOLDERS’ EQUITY:	26,056,548	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	225,642,790	151,752,711

(Cont.)

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
DEBIT ACCOUNTS

Contingent
Guaranties received	40,859,327	26,909,908
Contra contingent debit accounts	1,678,809	1,104,103

	42,538,136	28,014,011

Control
Receivables classified as irrecoverable	878,715	858,775
Other (Note 7.g.)	342,702,435	234,030,247
Contra control debit accounts	2,416,398	1,686,184

	345,997,548	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	12,671,490	2,623,708
Interest rate swap	3,585,827	1,980,362
Contra derivatives debit accounts	12,592,256	3,186,904

	28,849,573	7,790,974

TOTAL	417,385,257	272,380,191

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	772,541	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibit I)	398,063	264,058
Other guaranties given non covered by debtor classification regulations	48,999	87,776
Other covered by debtor classification regulations (Exhibit I)	459,206	348,027
Contra contingent credit accounts	40,859,327	26,909,908

	42,538,136	28,014,011

Control
Items to be credited	1,903,910	1,436,763
Other	512,488	249,421
Contra control credit accounts	343,581,150	234,889,022

	345,997,548	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	12,592,256	3,186,904
Contra credit derivatives accounts	16,257,317	4,604,070

	28,849,573	7,790,974

TOTAL	417,385,257	272,380,191

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

(Art. 33 - Law No.19.550)

(Translation of financial statements originally issued in Spanish - See note 23)

Stated in thousands of pesos

	12.31.17	12.31.16
A. FINANCIAL INCOME
Cash and due from banks	1	—
Interest on loans to the financial sector	493.027	487.219
Interest on overdraft	3.081.846	3.416.893
Interest on discounted instruments	2.198.153	2.065.673
Interest on real estate mortgage	384.813	395.024
Interest on collateral loans	1.186.954	1.105.776
Interest on credit card loans	4.260.339	4.021.446
Interest on other loans	5.580.514	4.090.754
Interest on other receivables from financial transactions	5.662	830
Interest on financial leases	445.187	448.794
Income from secured loans - Decree 1387/01	1.081	36.430
Income from government and private securities	3.398.331	4.094.432
Indexation by benchmark stabilization coefficient (CER)	557.072	576.363
Gold and foreign currency exchange difference	2.100.042	1.402.823
Other	906.547	537.481

	24.599.569	22.679.938

B. FINANCIAL EXPENSES
Interest on checking accounts	529.512	—
Interest on savings deposits	34.817	33.503
Interest on time deposits	6.139.878	7.687.587
Interest on interfinancial financing (call borrowed)	42.652	60.612
Interest on other financing from financial institutions	237.072	150.191
Interest on other liabilities from financial transactions	600.224	578.972
Other interest	1.240	3.917
Indexation by CER	40.850	444
Contribution to the deposit guarantee fund	213.801	240.651
Other	1.712.515	1.499.965

	9.552.561	10.255.842

GROSS INTERMEDIATION MARGIN - GAIN	15.047.008	12.424.096

C. ALLOWANCES FOR LOAN LOSSES	1.560.720	1.054.828

Carried Forward	13.486.288	11.369.268

(Cont.)

	12.31.17	12.31.16
Brought forward	13,486,288	11,369,268

D. SERVICE CHARGE INCOME
Related to lending transactions	4,784,404	3,781,719
Related to liability transactions	3,872,328	2,580,942
Other commissions	717,091	468,602
Other	1,905,658	1,424,644

	11,279,481	8,255,907

E. SERVICE CHARGE EXPENSES
Commissions	4,324,510	3,036,242
Other (Note 7.h)	1,336,653	896,866

	5,661,163	3,933,108

F. ADMINISTRATIVE EXPENSES
Payroll expenses	7,152,235	5,554,376
Fees to bank Directors and Supervisory Comittee	10,340	8,341
Others profesional Fees	239,431	158,736
Advertising and publicity	417,532	377,769
Taxes	1,195,604	913,654
Fixed assets depreciation	472,815	246,413
Organizational expenses amortization	117,089	78,415
Other operating expenses	1,615,687	1,277,336
Others	1,392,738	942,593

	12,613,471	9,557,633

NET GAIN FROM FINANCIAL TRANSACTIONS	6,491,135	6,134,434

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(105,289)	(106,220)

G. OTHER INCOME
Income from long-term investments	397,173	191,430
Punitive interests	41,920	39,621
Loans recovered and reversals of allowances	415,078	237,104
Other (Note 7.i.)	1,730,595	699,643

	2,584,766	1,167,798

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	503	1,705
Charge for uncollectibility of other receivables and other allowances	1,822,028	912,665
Amortization of difference arising from judicial resolutions	11,743	7,923
Depreciation and losses from miscellaneous assets	1,486	1,530
Goodwill amortization	359	120
Other (Note 7.j)	991,599	178,527

	2,827,718	1,102,470

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	6,142,894	6,093,542

I. INCOME TAX AND TAX MINIMUM PRESUMED INCOME	2,264,629	2,449,870

NET INCOME FOR THE FISCAL YEAR	3,878,265	3,643,672

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	48,856,107 (1)	28,363,286 (1)
Cash and cash equivelents at the end of the fiscal year	39,524,382 (1)	48,856,107 (1)

(Net decrease) /net increase in cash and cash equivelents	(9,331,725)	20,492,821

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net (payments) / collections from:
-Government and private securities	(8,446,459)	5,777,814
- Loans	(30,567,921)	(7,816,539)

to financial sector	264,789	(84,701)
al non-financial public sector	99,754	37
al non-financial private sector and residents abroad	(30,932,464)	(7,731,875)
- Other receivables from financial transactions	(10,803,043)	(242,144)
- Receivables from financial leases	125,724	360,480
- Deposits	32,469,691	28,094,626

to financial sector	(60,769)	153,248
to non-financial public sector	(1,575,294)	(510,870)
to non-financial private sector and residents abroad	34,105,754	28,452,248
- Other liabilities from financial transactions	11,138,975	326,222

Financing from financial or interfinancial sector (call borrowed)	126,974	(28,700)
Others (except liabilities included in Financing Activities)	11,012,001	354,922
Collections related to service charge income	11,260,927	8,262,943
Payments related to service charge expense	(5,653,186)	(3,929,469)
Administrative expenses paid	(10,383,693)	(8,932,771)
Organizational and development expenses paid	(161,584)	(161,812)
Net (payments)/collections from punitive interest	(503)	35,508
Differences from judicial resolutions paid	(11,743)	(7,923)
Collections of dividends from other companies	356,204	207,404
Other collections related to other income and expenses	580,886	894,352
Net payments related to other operating activities	(4,458,003)	—
Payment of income tax	(401,495)	(1,755,106)

Net cash flows (used in) / generated by operating activities	(14,955,223)	21,113,585

Investment activities

Net payments from premises and equipment	(775,993)	(419,649)
Net payments from other assets	(853,718)	(1,296,999)
Payments for purchase of investment in other companies	—	(53,040)
Other payments from investments activities	—	(703,808)

Net cash flows used in investment activities	(1,629,711)	(2,473,496)

Financing activities

Net payments from:
- Unsubordinated corporate bonds	204,268	312,142
- Argentine Central Bank	(23,333)	(16,884)

Other	(23,333)	(16,884)
- Banks and international agencies	(340,451)	(790,629)
- Financing received from local financial institutions	—	401,963
Capital contributions	6,629,248	—
Payments of dividends	(1,021,000)	(1,463,992)
Other payments related to financing activities	—	153,345

Net cash flows generated by / (used in) financing activities	5,448,732	(1,404,055)

Effect of exchange rate changes on cash and cash equivalents	1,804,477	3,256,787

(Net decrease) / increase in cash and cash equivalents	(9,331,725)	20,492,821

(1)	See note 6 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2017 AND 2016

(Art. 33 of Law Nr. 19,550)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of December 31, 2017 and 2016, as per the following detail:

•	As of December 31, 2017:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2017.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2017.

•	As of December 31, 2016:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2016.

b)	With the financial statements of Volkswagen Financial Services Compañía Financiera S.A. as of December 31, 2016. With this company having been acquired on September 26, 2016, the Statement of income and the variations in Cash flows were consolidated between that date and December 31, 2016.

c)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2016.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve period ended on December 31, 2017 and 2016.

Interests in subsidiaries as of December 31, 2017 and 2016 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2017	12-31-2016
BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Volkswagen Financial Services Compañía Financiera S.A.	Common	253,470,000	253,470,000	51.0000	51.0000	51.0000	51.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4.8498 % through BBVA Francés Valores S.A.

Total assets, liabilities, stockholders’ equity and net income in accordance with the criteria defined in note 2 below, as of December 31, 2017 and 2016, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2017	12-31-2016
BBVA Francés Valores S.A.	215,771	98,892	55,288	2,216	160,483	96,676	63,807	53,739
Consolidar AFJP S.A. (undergoing liquidation proceedings)	37,935	40,576	27,748	34,539	10,187	6,037	4,150	(13,417)
Volkswagen Financial Services Compañía Financiera S.A.	5,101,545	1,826,091	4,513,496	1,291,995	588,049	534,096	53,952	(12,849)
PSA Finance Argentina Cía. Financiera S.A.	5,086,258	3,160,749	4,452,069	2,455,941	634,189	704,808	149,381	229,700
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	385,883	265,302	77,504	38,189	308,379	227,113	221,266	114,021

2.	ACCOUNTING POLICIES

The financial statements of the subsidiaries have been prepared on the basis of criteria similar to those applied by the Bank for the preparation of its financial statements, in relation to valuation of assets and liabilities, measurement of results and restatement procedure as explained in Note 2 to the Entity’s separate financial statements.

The main differences between the accounting standards established by BCRA and Argentine Professional Accounting Standards are set out in Note 4.e) to the Bank’s individual financial statements.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System. As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (the “IGJ”).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a Note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-30-2017	12-31-2016
Consolidar AFJP S.A. (undergoing liquidation proceedings)	4,697	2,784
BBVA Francés Valores S.A.	4,822	2,905
PSA Finance Argentina Cía. Financiera S.A.	317,094	352,404
Volkswagen Financial Services Compañía Financiera S.A.	288,144	261,707
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	463	341

Total	615,220	620,141

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (VALO) and BYMA, in the amounts of 35,417 and 85,000 as of December 31, 2017, respectively. Those shares are subject to a lien over credit rights in favor of “Crédito y Caución Compañía de Seguros S.A.” under the insurance contract signed by the company issuing such shares, to secure noncompliance with the company’s obligations.

That Company registered the shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 66,400 as of December 31, 2016. These shares were subject to a lien over credit rights in favor of “CHUBB Argentina de Seguros S.A.” under the insurance contract executed by the company issuing those shares, to secure noncompliance with the company’s obligations.

b)	See Note 7 to the separate financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-2017	12-31-2016	12-31-2015
a) Cash and due from banks	37,664,382	48,226,107	27,970,286
b) Loans to financial sectors, call granted maturity date less than three months.	1,860,000	630,000	393,000

CASH AND CASH EQUIVALENTS	39,524,382	48,856,107	28,363,286

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their contractual maturity is less than three months.

For comparative purposes, the statement of cash and cash equivalents flow for the fiscal year ended December 31, 2016 was modified to adapt the presentation to the requirements set forth in the accounting standards established by the BCRA of certain cash flows used in operating activities previously classified as financing and investment activities, in addition to segregation of the effect of exchange rate changes on cash holdings, as detailed below:

	12.31.16	Adjustments - Modification	12.31.16 Modified
Net cash flows generated by operating activities	26.125.478	(5.011.893)	21.113.585
Net cash flows used in investment activities	(2.473.496)	—	(2.473.496)
Net cash flows used in financing activities	(3.159.161)	1.755.106	(1.404.055)
Effect of exchange rate changes on cash and cash equivalents	—	3.256.787	3.256.787

Net increase in cash and cash equivelents	20.492.821	—	20.492.821

The modification of the comparative information does not imply changes in the decisions made based on it.

7.	BREAKDOWN OF MAIN CAPTIONS

The detail of the main captions included in financial statements is as follows:

	12-31-2017	12-31-2016
a) GOVERNMENT AND CORPORATE SECURITIES

* Holdings at fair value
Federal Government Bonds in us Dollar 8.75% maturing 2024	9,464,836	—
Secured Bonds due in 2020	1,504,278	1,737,508
Treasury Bills in US Dollar maturing 02/23/2018	1,500,077	—
Treasury Bills in US Dollar maturing 11/16/2018	826,467
Treasury Bills in US Dollar maturing 03/16/2018	546,837	—
Federal Government Bonds in pesos BADLAR private + 200 pbs. maturing 2022	471,717	—
National Treasury Bonds fixed rate maturing 2023	398,162	193,022
Treasury Bills in US Dollar maturing 05/11/2018	275,861	—
National Treasury Bonds in Pesos fixed rate maturing 09/19/2018	138,271	—
Federal Government Bonds adjusted by CER due 2021	64,757	649,721
National Treasury Bonds fixed rate maturing 2021	19,776	327,356
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	166	219,240
Peso-denominated Discount governed by Argentine Law maturing in 2033	—	227,048
National Treasury Bonds in Pesos fixed rate maturing 2018	—	542,000
Federal Government Bonds in US Dollar 7% maturing in 2017	—	197,363
Other	108,203	211,673

Total	15,319,408	4,304,931

	12-31-2017	12-31-2016
* Holdings booked at amortized cost

Treasury Bills in US Dollar maturing 10/12/2018	395,987	—
Treasury Bills in US Dollar to 375 days maturing 04/27/2018	385,645	—
Treasury Bills in US Dollar maturing 04/27/2018	305,651	—
Treasury Bills in US Dollar maturing 01/26/2018	258,607
Treasury Bills in US Dollar maturing 04/27/2018	243,401
Debt Securities of the Province of Buenos Aires in pesos Series II	—	100,277
Treasury Bills in US Dollar maturing 03/20/2017	—	787,486
Other	3,913	16,326

Total	1,593,204	904,089

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	16,663,140	7,375,103

Total	16,663,140	7,375,103

* Investments in listed corporate securities

FBA Ahorro Pesos Investment Fund	216,164	121,775
Share in Bolsas y Mercados Argentinos (BYMA)	85,000	—
FBA Renta Fixed Plus Investment Fund	82,043	—
Share in Mercado de Valores (VALO)	35,417	—
FBA Bonos Argentina Investment Fund	22,079	17,600
FBA Renta Pesos Plus Investment Fund	11,894	10,083
FBA Renta Mixed Investment Fund	6,817	—
FBA Renta Latam Bonds	5,203	—
Other	8,301	5,441

Total	472,918	154,899

- Allowances	(225)	(213)

Total	34,048,445	12,738,809

b) LOANS—Other
Loans for prefinancing and export financing	23,147,427	8,486,700
Other fixed-rate financial loans	5,404,633	2,948,343
Other loans to Concessionaires F.P.	2,310,378	1,454,016
Credit line loans for production and financial inclusion	1,542,491	1,936,170
Corporate financial loans in dollars	1,295,420	—
Syndicated loans in US dollars	938,710	—
Other loans at reduced rate	86,110	208,399
Loans to financial entities not resident in Argentina	63,394	1,674,658
Other	2,013,932	1,045,844

Total	36,802,495	17,754,130

	12-31-2017	12-31-2016
c) INVESTMENTS IN OTHER COMPANIES – Other
In companies-supplementary activities	203,990	98,060
In other companies-unlisted	133,161	109,981

Total	337,151	208,041

d) OTHER RECEIVABLES – Other
Guarantee deposits	1,475,728	1,120,490
Deferred tax asset (1)	791,760	628,401
Miscellaneous receivables	774,654	637,255
Prepayments	715,055	404,927
Loans to personnel	594,436	175,507
Tax prepayments	83,535	76,447
Advances to personnel	45,332	118,544
Other	6,611	25,074

Total	4,487,111	3,186,645

(1)	Compensated with the same amount recorded in the “provisions” account of the item “Miscellaneous Credits”, in application of the provisions of Resolution Nr. 118/2003

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other
Accounts payable for consumption	7,576,671	4,724,388
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	1,627,720	386,851
Collections and other operations for the account of third parties	1,613,729	1,569,700
Other withholdings and collections at source	1,505,493	1,320,614
Money orders payable	685,508	538,216
Fees collected in advance	642,930	332,523
Pending Banelco debit transactions	199,946	147,393
Funds raised from third parties	150,463	13,392
Social security payment orders pending settlement	20,045	14,945
Third-party collection Floor Planning VW	—	137,134
Other	49,517	118,347
	—	—

Total	14,072,022	9,303,503

f) OTHER LIABILITIES – Other
Miscellaneous payables	2,482,982	1,294,341
Income tax payable	1,486,202	1,139,049
Accrued salaries and payroll taxes	1,258,173	984,983
Amounts collected in advance	1,111,041	969,780
Accrued taxes	531,833	422,165
Other	51,314	4,559
	—	—

Total	6,921,545	4,814,877

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	160,354,241	102,244,013
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	132,498,391	101,831,865
Securities in custody common investment funds	31,533,051	16,665,210
Checks not yet credited	15,601,084	9,756,237
Collections items	1,528,432	1,264,327
Checks drawn on the Bank pending clearing	998,576	1,125,465
Cash in custody on behalf of the BCRA	—	920,400
Other	188,660	222,730

Total	342,702,435	234,030,247

h) SERVICE CHARGE EXPENSES—Other

Turn-over tax	796,808	566,787
Debtor balance for life insurance	324,079	88,332
Insurance paid on financial lease transactions	198,311	199,843
Other	17,455	41,904

Total	1,336,653	896,866

i) OTHER INCOME – Other

Income tax – Adjustment to reflect the effects of inflation for tax purposes or the fiscal year 2016 (1)	1,185,800	—
Deferred income tax (1)	163,431	327,423
Income from the Credit Card Guarantee Fund	120,489	151,343
Recovery tax	79,722	39,945
Related parties expenses recovery	35,793	64,820
Interest on loans to personnel	23,671	26,751
Income from payment orders	—	18,691
Other	121,689	70,670

Total	1,730,595	699,643

(1)	Offset against the same amount booked in “Other expenses – Charge for uncollectibility of other receivables and other allowances” pursuant to the provisions under Resolution Nr. 118/2003 and the Memorandum 6/2017 of the BCRA.

	12-31-2017	12-31-2016
j) OTHER EXPENSES – Other

Interests and fees of Turn-over tax	247,168	—
Insurance losses	130,323	33,540
Private health insurance for former employees	30,640	17,206
Donations	30,410	27,545
Turn-over tax	19,874	17,800
Expense from the Credit Card Guarantee Fund	3,541	—
Non-recoverable court fees	647	8,835
Other (1)	528,996	73,601

Total	991,599	178,527

(1)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to AFIP that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22,016, the Entity would start to apply the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO

Normal performance	61,759,828	40,347,631

Preferred collaterals and counter guaranties “A”	11,517	11,534
Preferred collaterals and counter guaranties “B”	9,417,821	5,808,488
Without senior security or counter guaranties	52,330,490	34,527,609
Low Risk	595,234	420,832

Other collaterals and counter guaranties “B”	106,284	68,816
Without senior security or counter guaranties	488,950	352,016
Medium Risk	498,288	363,965

Other collaterals and counter guaranties “B”	26,176	20,628
Without senior security or counter guaranties	472,112	343,337
High Risk	274,055	198,986

Other collaterals and counter guaranties “B”	33,632	24,799
Without senior security or counter guaranties	240,423	174,187
Uncollectible	43,795	41,900

Other collaterals and counter guaranties “B”	12,755	18,483
Without senior security or counter guaranties	31,040	23,417
Uncollectible, classified as such under regulatory requirements	2	87

Other collaterals and counter guaranties “B”	—	61
Without senior security or counter guaranties	2	26

TOTAL (1)	63,171,202	41,373,401

GENERAL TOTAL	135,646,084	84,143,818

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2017

(Consolidated amounts stated in thousands of pesos)

BBVA Francés recorded net accumulated income in the amount of 3,878,265 in 2017, reaching an average return on equity (ROE) of 18.2% and an average return on assets (ROA) of 2.1%.

As of December 31, 2017, total assets amounted to 225,642,790, liabilities amounted to 199,586,242 and shareholders’ equity amounted to 26,056,548.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.6 million clients as of December 31, 2017. That network includes 251 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, it has 15 in-company banks, 1 point of sales, 2 points of Express attention, 797 ATMs and 822 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,082 employees as of December 31, 2017.

In 2017, BBVA Francés reaffirmed its goal to increase its market share, as one of the leading banks in a financial system that is expanding in real terms; in this regard, the Entity has implemented a plan of growth which includes both expanding the base of clients, individuals and legal persons, and the size of the balance sheet.

In this sense, from the activity standpoint, the private loans portfolio totaled 130,653,779 million pesos as of December 31, 2017, reflecting an increase by 62.5% as compared to the previous year, which allowed the Bank to increase its market share by 71 basis points, which reached 8.3% at the end of the fiscal year.

In the retail world, during the year, BBVA Francés relaunched its personal loans line, with an excellent response throughout the second semester of the year. In pledge loans, a market with wide expansion and huge possibilities, it continues to lead through its partner companies: PSA, Renault and VW, while in the mortgages area the Bank has the firm purpose of being a leader in origination, ending the year within the group of private banks with the highest sales.

Furthermore, BBVA Francés continued to grow its market share in credit cards, a product with the most attractive alliances and benefits in the market.

As a result, the growth of the consumer loans portfolio was 52.7%, backed by the growth in the mortgage loans and personal loans portfolios, which recorded an increase by 126.2 % and 74.2%, respectively, while the credit cards and pledge loans business continued to strengthen.

The small and medium enterprises segment reorganized both the business and the management model, extending assistance of those clients throughout the network of branches, which allows for more coverage and a close relationship with smaller enterprises.

As regards Corporate & Investment Banking (CIB) and Investment Banking, it continued to develop a strategy which allowed the seizing of new investment opportunities, with the strength and support of the BBVA Group and carrying out financing transactions in the capitals market, among others.

Information not covered by the Audit Report.

Commercial loans had an outstanding performance, with a 69.5% growth for the year both for financing to small and medium enterprises and large corporations. Foreign trade transactions, financial signature loans and documents discount were the lines with the highest growth during the year, but the leasing and real estate security lines have also regained their drive. This allowed the Entity to reach an 8.6% market share of commercial loans at the end of the fiscal year.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular compliance/total financing) was 0.69%, with a coverage level (total allowances/irregular compliance financing) of 244.2% as of December 31, 2017.

The total exposure for securities and loans to the Government Sector totaled 33,575,970 at the end of the fiscal year, including repos both with the BCRA and Argentina, the latter for USD 250 million.

The proprietary portfolio reached 21,883,038, which accounts for 9.7% of total assets. Further, instruments issued by the BCRA accounted for 68% of that portfolio. Excluding these instruments, the exposure reached 3.2% of the total assets of the Entity.

In terms of liabilities, resources from clients totaled 154,050,302, with a 34.4% growth over the last twelve months, a period during which demand accounts had an outstanding performance, with a 65.3% growth, while term deposits increased by 25.7%.

The market share of deposits to the private sector increased to 41 basis points, and reached 7.7% as of December 31, 2017.

In December 2017, the Entity issued Class 23 of corporate bonds in the amount of 553,125 pesos, maturing in 24 months and at a variable interest rate equivalent to the TM20 wholesale rate plus a 3.2% annual nominal applicable margin, with quarterly interest payments; and Class 24, in the amount of 546,500 pesos, maturing in 36 months with variable interest rate equivalent to the BADLAR rate plus a 4.25% annual nominal applicable margin, also with quarterly interest payments.

Finally, as mentioned, the Bank increased its capital this past July by 6,629,248, in line with the expectations of growth outlined for the following years. This transaction allows the Bank to close the year with a 14.3% capital ratio, to face the challenges in the following years.

2017 was a year of transition in terms of results for BBVA Francés. In the first portion of the year, financial performance was affected by costs associated to growth and some specific negative impacts. The net income/loss recovered from quarter to quarter to end the year with a better performance.

Detail of the evolution of the main income/loss items:

Net financial income totaled 15,047,008, with a 21.1% growth as compared with the previous year.

As regards income, which grew by 8.5%, the increase is mainly due to the higher intermediation with the private sector, whereas the average rate of credit decreased, in line with the disinflation process set forth by the BCRA, in addition to higher results from quoting differences and larger proprietary funds, partially offset by lower results generated by the government securities portfolio, mainly due to the decrease of Lebacs’ rates.

It is worth noting that BBVA Francés started the year with a stock of bills which were more than the necessary stock to operate, which had a negative impact on the interest margin, which gradually decreased over the months.

Information not covered by the Audit Report.

Financial expenses decreased by 6.9% in relation to the previous year, due to lower interest paid due to the decrease in rates measured in average between 2017 and 2016 and the faster impact on liabilities. It also has a positive impact on the deposits mix, since demand deposits increased at a higher pace than term deposits.

The Entity has been implementing aggressive campaigns to capture clients, generating less income from commissions, on the one hand, since those campaigns offer no maintenance cost during the first years and generating higher expenses, on the other, in this case because free LATAM Pass Kms are offered.

Income from services totaled 11,279,481, with a 36.6% growth for the year, mainly driven by fees collected on deposit accounts, both due to the increase in activity and the increase in prices and the commissions generated by credit and debit cards, although the performance of the year was affected by the 50 basis points drop in commissions from credit and debit cards and lower income from campaigns to capture clients; this was offset by the higher level of consumption, which grew by 41%, 5% above the growth recorded in the system. Furthermore, during the year, commissions for collection services increased by 65.2% as a result of the actions carried out by the bank for the purpose of making the product profitable.

Regarding expenses, they reached 5,661,163, with a 43.9% growth in relation to 2016; such increase is due to higher commissions paid for the LATAM Pass program, promotions for credit card purchases and the campaigns mentioned.

Administrative expenses totaled 12,613,471 million, with a 32% growth in relation to expenses recorded for 2016. The increase in personnel expenses is mainly due to the salary increase agreed with the union to apply the trigger clause due to the difference between annual inflation, which was 24.8%, and the maximum expected in the agreement, 19.5%, in addition to other rewards paid during the year and costs associated to the restructuring plan implemented.

General expenses reflect higher increase in amortizations, which increase both due to investments in technology and the inclusion of a new corporate office, higher tax expenses, mainly due to the increase in the volume of activity.

The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in fees.

A positive evolution can be appreciated in the control of expenses for the transport of cash between branches, due to the measures adopted to restrain such expenses.

The Bank is implementing a series of plans in the context of the transformation strategy; one of the highlights is that, during the year, cashier transactions at the branches decreased, which allowed the relocation of resources to more productive tasks, while the mailing of paper account statements continued to decrease, due to a strong client digitalization campaign.

Outlook

It is expected that in 2018 Argentina will have a more favorable economic context, as the existing macroeconomic imbalances, which are lower than during the previous year, return to normal. The expectations of agents converge in a 3.2% growth for the activity, to a scenario with lower inflation and achieving tax goals.

Moreover, the financial system presents a new scenario, with lower rates and commoditized products, which will result in a compression of margins and higher pressure to improve efficiency.

This is why BBVA Francés reinforces its strategy based on growth and transformation, for the purpose of leading a more efficient financial system and transforming the business to offer a better experience for clients.

In this sense, and to achieve the goals set, the focus will be on capturing clients and cross-sell, continuing to develop the relationship with clients, improving the quality of service and efficiency, as well as the development and training of the teams.

Information not covered by the Audit Report.

CONSOLIDATED BALANCE SHEET STRUCTURE

COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2017	12-31-2016	12-31-2015	12-31-2014	12-31-2013
Total Assets	225,642,790	151,752,711	110,736,198	74,288,906	58,523,624
Total Liabilities	198,971,022	134,672,535	96,681,699	63,680,972	51,195,049
Minority Interest in subsidiaries	615,220	620,141	338,136	276,058	172,395
Stockholders’ Equity	26,056,548	16,460,035	13,716,363	10,331,876	7,156,180
Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	225,642,790	151,752,711	110,736,198	74,288,906	58,523,624

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2017	12-31-2016	12-31-2015	12-31-2014	12-31-2013
Gross intermediation margin	15,047,008	12,424,096	9,443,778	7,616,880	4,989,599
Allowances for loan losses	(1,560,720)	(1,054,828)	(637,017)	(574,663)	(453,264)
Net income from services	5,618,318	4,322,799	3,675,056	3,349,448	2,498,521
Administrative expenses	(12,613,471)	(9,557,633)	(6,595,146)	(5,607,097)	(3,900,469)

Net gain from financial transactions	6,491,135	6,134,434	5,886,671	4,784,568	3,134,387
Miscellaneous income and expenses – net	(242,952)	65,328	84,357	194,315	65,731
Results of minority interest in subsidiaries	(105,289)	(106,220)	(136,071)	(103,663)	(54,414)
Income tax	(2,264,629)	(2,449,870)	(2,050,470)	(1,670,724)	(1,121,460)

Net income for the year	3,878,265	3,643,672	3,784,487	3,204,496	2,024,244

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2017	12-31-2016	12-31-2015 (*)	12-31-2014 (*)	12-31-2013 (*)
Net cash flow (used in) / generated by operating activities	(14,955,223)	21,113,585	18,499,162	1,484,429	6,262,691
Net cash flow used in investment activities	(1,629,711)	(2,473,496)	(1,946,853)	(1,442,772)	(1,162,439)
Net cash flow generated by (used in) financing activities	5,448,732	(1,404,055)	(1,140,987)	(693,313)	(545,136)
Effect of exchange rate changes on cash and cash equivalents	1,804,477	3,256,787	—,—	—,—	54
Total cash (used) / generated during the year	(9,311,725)	20,492,821	15,411,322	(651,656)	4,555,170

*	The information was not modified considering changes detailed in Note 6 to consolidated financial statements.

STATISTICAL RATIOS COMPARED TO PRIOR FISCAL YEARS

(year-over-year variations in balances)

	12-31-2017/16	12-31-2016/15	12-31-2015/14	12-31-2014/13	12-31-2013/12
Total Loans	62.29%	39.60%	36.07%	13.96%	28.17%
Total Deposits	34.40%	49.12%	49.42%	17.56%	28.08%
Net Income	6.44%	-3.72%	18.10%	58.31%	60.19%
Stockholders’ Equity	58.30%	20.00%	32.76%	44.38%	39.44%

RATIOS COMPARED TO THE PRIOR FISCAL YEARS

	12-31-2017	12-31-2016	12-31-2015	12-31-2014	12-31-2013
Solvency (1)	13.06%	12.17%	14.14%	16.15%	13.93%
Liquidity (2)	46.55%	53.19%	55.15%	47.03%	37.34%
Tied-up capital (3)	2.48%	2.92%	2.62%	3.05%	2.54%
Indebtedness (4)	7.66	8.22	7.07	6.19	7.18
Return on assets (5)	18.24%	24.15%	31.47%	36.65%	32.95%

(1)	Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)
(2)	Sum of Cash and due from Banks and Government and corporate securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity
(5)	Net income on average total net assets

Additional Information required by the Argentine Securities Commission [CNV]’s General Resolution Nr. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)	Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or with the potential to affect comparability with the financial statements to be presented in future periods.

The Shareholders’ meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new book-entry common shares. See Note 1.2. to BBVA Banco Francés S.A.’s separate financial statements.

On January 18, 2018, the Entity made a capital contribution in proportion to its shareholding in the company Volkswagen Financial Services Compañía Financiera S.A. for an amount of 204,000, equivalent to 204,000,000 common shares, nominative non-endorsable of a $ 1 and entitled to one vote per share. See Note 22 of the Separate Financial Statements of BBVA Banco Francés S.A.

2.	Classification of the balances receivable (financing facilities) and payable (deposits and corporate bonds) according to their maturity dates.

See “Exhibit D – Breakdown by Financing terms”, and “Exhibit I – Breakdown of maturity terms of deposits and other liabilities from financial transactions” to BBVA Banco Francés S.A.’s separate financial statements.

3.	Classification of the financing facilities and deposits and corporate bonds in a manner such that the financial impact of maintaining such balances can be visualized:

Item	Local currency			Foreign currency		Securities
In thousand Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans	96,691,011	2,883,960	—	28,691,231	—
Other receivables from financial transactions	2,690,595	—	3,131,412	4,527,554	164,465	2,741,139
Receivables from financial leases	2,313,872	—	—	52,562	—
Miscellaneous receivables	113,044	482,276	2,353,692		715,157

TOTAL	101,808,522	3,366,236	5,485,104	33,271,347	879,622	2,741,139

Item	Local currency			Foreign currency		Securities
In thousand Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and corporate bonds
Deposits	71,922,867	479,196	27,298,869	45,442,085	8,907,285
Other payables from financial transactions	7,258,761	—	11,671,457	296,907	2,141,580	13,648,960
Miscellaneous payables			6,619,261		303,085

TOTAL	79,181,628	479,196	45,589,587	45,738,992	11,351,950	13,648,960

4.	Detail of the percentage of ownership interests in the companies governed by Section 33 of Argentina’s General Companies Law in the capital stock and in the total votes and debit and/or credit balances per company.

See “Exhibit E – Detail of Investments in Other Companies” and Note 8 – “Transactions with subsidiaries, related and parent companies (Section 33 of Argentina’s General Companies Law)” to BBVA Banco Francés S.A.’s separate financial statements.

5.	Trade receivables or loans granted to directors, statutory auditors, members of the supervisory committee and their relatives up to the second degree, inclusive.

See “Exhibit N – Assistance to related companies and affiliates” to BBVA Banco Francés S.A.’s separate financial statements.

6.	Physical Count of Inventories. Periodicity and scope of the physical counts of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount admitted by Section 31 of Argentina’s General Companies Law and plans to regularize the situation.

None.

8.	Recoverable values: Criteria applied in determining significant “recoverable values” of Inventories, Property, plant and equipment and other assets, used as limits for their respective accounting valuations.

In determining “recoverable values” the Entity considers the Net realization value reflected by the “as is” conditions of Property, plant and equipment components and other miscellaneous assets.

9.	Insurance that covers tangible assets.

Assets insured In thousand Pesos	Risk	Insured amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	2,414,174	7,977,326
Buildings, machines, equipment, furniture, fixtures and works of art	Fire, vandalism and earthquakes	13,413,780	5,157,553
Motor vehicles	All kinds of risks and third-party insurance	18,930	8,205
Aircraft	Civil liability, medical expenses and physical injuries	515,600	—
Furniture, electronic equipment used in IT, signage and telephones	Transportation of goods	37,548	—

10.	Positive and negative contingencies.

a)	Items taken into account to calculate the allowances whose balances, considered on a stand-alone basis or in the aggregate, exceed two per cent (2%) of equity.

-	See Note 2.3.f) - Allowance for loan losses and contingent commitments and; Nota 2.3.p) – Provisions for other contingencies to BBVA Banco Francés S.A.’s separate financial statements.

-	When it comes to the allowance for contingencies discussed in Note 3 - Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016- the criterion applicable is as set forth by the BCRA through its Memorandum Nr. 6/2017, whilst for the recognition of the Allowance for impairment of the Deferred tax asset discussed also in such Note 3, it is the instruction released by the BCRA in its Resolution Nr. 118/03 that is applied.

b)	Contingent situations as of the date of the financial statements whose likelihood of occurrence is not remote and whose financial impacts have not been booked, with an indication as to whether they have not been accounted for due to their likelihood of occurrence or to the difficulties for quantifying their effects.

None.

11.	Irrevocable advances to be applied against future subscriptions. Degree of progress of the capitalization proceedings.

None.

12.	Unpaid cumulative dividends on preferred shares.

None.

13.	Conditions, circumstances or terms for the cessation of restrictions imposed on the distribution of unappropriated retained earnings.

See Note 14 – “Earnings Distribution” to BBVA Banco Francés S.A.’s separate financial statements.

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS (1)	14,367,681
To the Legal reserve (20% over 3,878,265)	(775,653)

SUBTOTAL 1	13,592,028

Adjustments (section 2 as per the “Earnings distribution” provisions’ unified text)	(1,777)

SUBTOTAL 2	13,590,251

BALANCE AVAILABLE FOR DISTRIBUTION (2) (3)	5,733,723

To cash dividends	—,—
To undistributed earnings	3,102,612

(2)	It includes the Voluntary reserve for future distributions of income for 10,489,416.
(3)	In compliance with Section 3 – Liquidity and Solvency Check and Section 4 – Additional Capital Margins of Earnings Distribution, text as revised.
(4)	The Board of Directors has decided to postpone the proposal of the destination of the profits of the fiscal year 2017 until the meeting in which the Ordinary and Extraordinary General Assembly will be convened. Dividend distribution is subject to approval by the Bank’s Ordinary and Extraordinary Shareholders’ Meeting. Prior to that, the Argentine Central Bank has to hand down its approval first (Note 14 to the stand-alone financial statements). This proposed distribution of earnings may undergo changes as a result of these authorizations

KPMG Audit Bouchard 710 - (C1106ABL) Buenos Aires, República Argentina Telephone	Telephone +54 (11) 4316 5700 Fax +54 (11) 4316 5800 Internet www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT

To the President and Directors of

BBVA Banco Francés S.A.

Report on the financial statements

We have audited the accompanying financial statements of BBVA Banco Francés S.A. (“the Bank”), which comprise the balance sheet as of December 31, 2017, and the related statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the year then ended, and Notes 1 to 23 and Exhibits A, B, C, D, E, F, G, H, I, J, K, L, N and O. In addition, we have audited the consolidated financial statements of BBVA Banco Francés S.A. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of income and cash flows and cash equivalents for the year then ended, and Notes 1 to 7 and Exhibit 1 presented as supplementary information.

Board of Directors’ and Management’s Responsibility for the financial statements

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of these financial statements in accordance with the accounting standards established by the Argentine Central Bank (BCRA), and for such internal control as the Board of Directors and Management determine is necessary to enable the preparation of financial statements that are free from material misstatement.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BBVA Banco Francés S.A. as of December 31, 2017, the results of its operations, the changes in shareholders’ equity and cash flows and cash equivalents for the year then ended as well as the financial position of BBVA Banco Francés S.A. and its subsidiaries as of December 31, 2017, the consolidated results of their operations, and the consolidated cash flows and cash equivalents for the year then ended, in conformity with the accounting standards established by the BCRA.

Emphasis of Matter

Without modifying our opinion, we draw the attention of the users of this report to the following aspects:

a)	As mentioned in Note 4 to the accompanying separate financial statements, such financial statements have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which include the provisions specifically applicable to the Bank pursuant to Resolutions Nos. 118/2003 and 371/2004 and Memorandum No. 6/2017 of the BCRA, which differ in terms of certain significant measurement criteria from the professional accounting standards in force in the City of Buenos Aires, Argentina, described in such Note.

b)	As mentioned in Note 18 to the accompanying separate financial statements, the items and figures contained in the reconciliation included therein are subject to change and may only be considered as final when preparing the year-end financial statements for the year in which the International Financial Reporting Standards (IFRS) are adopted for the first time, as established by the BCRA based on Communication “A” 5541 and supplementary regulations, which together are the IFRS adopted by the BCRA, which differ from IFRS in that the BCRA has adopted a temporary exemption from the application of section 5.5, “Impairment” of IFRS 9.

Other matters

The figures and other information for the fiscal year ended December 31, 2016, presented for comparative purposes (except for the separate and consolidated statements of cash flows and cash equivalents), arise from the related financial statements, which have been examined by other auditors, who issued their independent auditors’ report on February 9, 2017 and expressed an unqualified opinion. As mentioned in Note 2.2 to the separate financial statements and Note 6 to the consolidated financial statements, the separate and consolidated statements of cash flows as of December 31, 2016 have been modified to be presented in accordance with the accounting standards established by the BCRA. We have examined the changes made to the statements of cash flows and cash equivalents and, in our opinion, these changes are adequate and have been duly presented.

City of Buenos Aires, February 9, 2018

KPMG

María Gabriela Saavedra

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: April 30, 2018	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer